Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

IMMUCOR, INC.,

MATRIX ACQUISITION COMPANY, INC.

AND

BIOARRAY SOLUTIONS, LTD.

Dated March 11, 2008

DEFINED TERMS

$51
‘54 Code	25
2006 Balance Sheet	17
409A Plan	24
AAA	65
Acquisition Proposal	36
Affiliate	67
Aggregate Merger Consideration	2
Agreement	1
Antitrust Division	37
Assumed Option Aggregate Transaction Consideration	67
Assumed Option Per Share Consideration	67
Authorization	68
Authorizations	68
Breach	68
Business Day	68
CERCLA	70
Certificate of Designation	68
Certificate of Merger	1
Claim	68
Claimant	63
Closing	1
Closing Bonus Plan	44
Closing Date	2
COBRA	22
Code	68
Commercially Available Software	68
Common Stock Per Share Merger Consideration	3
Common Stock Share Valuation	3
Computer Software	68
Convertible Preferred Stock	3
Copyrights	68
Covered Damages	69
Covered General Damages	58
Covered IP Damages	60
Covered License Fees	61
Covered Loss	69
Delaware Law	1
Designated Matrix Employees	38
Disclosure Letter	69
Dispute Notice	7
Dissenting Shares	4
Dissenting Stockholder	4
Distributor	69

DOL	22
Effective Time	1
Employee Bonus Plan	44
Employee Plans	21
Employment Agreements	1
End-User Customer	70
Environmental Law	70
ERISA	21
ERISA Affiliate	70
Escrow Agent	12
Escrow Agreement	70
Escrow Amount Per Share	11
Estimated Price Adjustments	6
Exchange Act	70
Exchange Agent	8
Exchange Fund	8
Excluded Shares	2
Expenses Fund	12
FIRPTA Certificate	9
FTC	37
GAAP	17
Governmental Entity	70
Governmental Order	71
Hazardous Materials	71
herein	51
hereof	51
hereto	51
HIPAA	22
HSR Act	37
HSR Waiting Period	71
Immucor	1
Immucor Affiliate	49
Immucor Material Adverse Effect	71
Immucor Protected Party	58
Include	51
including	51
Indebtedness	71
Independent Accountants	7
Individual Escrow Amount	11
Information Statement	32
Intellectual Property	72
Investment Amount	48
IRS	22
Knowledge	72
Laws	72
Lazard	5

v

Leases	25
Liabilities	72
Licensed Matrix Intellectual Property	19
Liens	72
Majority Stockholders Consent	33
Matrix	1
Matrix Capital Stock	13
Matrix Certificates	4
Matrix Common Stock	13
Matrix Contracts	26
Matrix Delivered Agreements	14
Matrix Financial Statements	17
Matrix Intellectual Property	73
Matrix Licenses	73
Matrix Material Adverse Effect	73
Matrix Option	73
Matrix Shareholders	11
Matrix Shareholders Agreements	38
Memorandum	68
Merger	1
Merger Sub	1
Multi-Employer Plan	21
New Subsidiary	73
New Subsidiary License	73
Non-Competition Agreements	1
Notice of Defense	64
OGT Patents	74
Option Cash Payment	4
Owned Matrix Intellectual Property	19
Participants	74
Participating Option Holders	11
Parties	1
Party	1
Patents	74
PBGC	22
Pending Claim	74
Pension/Profit-Sharing Plan	21
Per Share Merger Consideration	74
Person	74
Preferred Class Merger Votes	15
Preferred Stock Waivers	15
Price Adjustments	5
Prime Rate	74
Prior Transactions	30
Properties	25
Purchaser Delivered Agreements	31

RCRA	70
Reasonable License	61
Required Merger Stockholder Votes	15
Rules	65
SEC	75
Series A Per Share Merger Consideration	3
Series A Stock	13
Series B Per Share Merger Consideration	3
Series B Stock	13
Series C Certificate of Designation	75
Series C Per Share Merger Consideration	3
Series C Share Valuation	3
Series C Stock	13
Series D Certificate of Designation	75
Series D Per Share Merger Consideration	3
Series D Share Valuation	3
Series D Stock	13
Series E Certificate of Designation	75
Series E Per Share Merger Consideration	3
Series E Share Valuation	3
Series E Stock	13
Share Valuation	76
Shareholders Agent Committee	54
Specified Taxes	39
Straddle Period	39
Subsidiary	76
Surviving Corporation	1
Tax	76
Tax Authority	24
Tax Return	76
Taxes	76
Third Party Claim	63
Third Party Intellectual Property Licenses	18
Total Fund Shares	11
Total Option Cash Payments	4
Trade Secrets	77
Trademarks	77
Transaction Document	54
USCIS	77
USPTO	77

EXHIBITS

A.	Form of Matrix Legal Opinion
B.	Form of New Subsidiary License
C.	Terms of Matrix Ownership of Membership Interests in New Subsidiary

D.	Employee Bonus Plan and Closing Bonus Plan

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made March 11, 2008, by and among IMMUCOR, INC., a Georgia corporation (“Immucor”), MATRIX ACQUISITION COMPANY, INC., a Delaware corporation and a wholly owned subsidiary of Immucor (“Merger Sub”), and BIOARRAY SOLUTIONS, LTD, a Delaware corporation (“Matrix”).  The foregoing parties to this Agreement are each a “Party” and collectively the “Parties.”

BACKGROUND STATEMENT

The respective Boards of Directors of Immucor and Matrix have approved this Agreement and the transactions contemplated hereby, including the Merger, and deemed it advisable and in the best interests of their respective corporations and stockholders that the Parties consummate the Merger and the other transactions provided for herein.  Contemporaneously with the execution and delivery of this Agreement, Immucor entered into (A) employment agreements with Michael Seul, Ph.D., Chiu Chau, and James E. Russo (the “Employment Agreements”) and (B) non-competition and non-disclosure Agreements with Michael Seul, Ph.D., Chiu Chau, R. James Danehy, James E. Russo, Ghazala Hashmi, Ph.D. and Yongjian (Jack) Zheng, Ph.D. (the “Non-Competition Agreements”).  Such agreements will become effective upon consummation of the transactions contemplated hereby.

STATEMENT OF AGREEMENT

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I.
THE MERGER

Section 1.1            The Merger.  At the Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the Delaware General Corporation Law (“DGCL”), Merger Sub shall be merged with and into Matrix (the “Merger”), the separate corporate existence of Merger Sub shall cease and Matrix shall continue as the surviving corporation.  Matrix, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”

Section 1.2            Effective Time; Closing.  Subject to the provisions of this Agreement, the Parties shall cause the Merger to be consummated by filing a Certificate of Merger with the Secretary of State of the State of Delaware (the “Certificate of Merger”) (the time of such filing being the “Effective Time”) as soon as practicable on or after the Closing Date.  The closing of the Merger (the “Closing”) shall take place (a) at the offices of Sutherland Asbill & Brennan

LLP, 999 Peachtree Street NE, Atlanta, Georgia 30309, 10:00 a.m., local time on the third (3rd) Business Day after the conditions set forth in Article VI are satisfied or waived by the Party or Parties entitled to waive them, or (b) at such other place and time as the Parties may agree (the “Closing Date”).

Section 1.3            Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL.

Section 1.4            Certificate of Incorporation and Bylaws.  The Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation, until thereafter amended in accordance with and as provided in such Certificate of Incorporation and applicable law, except that at the Effective Time, the name of the Surviving Corporation will remain BioArray Solutions, Ltd.  The Bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation, until thereafter amended in accordance with and as provided in such Bylaws, the Certificate of Incorporation and applicable law.

Section 1.5            Directors and Officers.  The members of the Board of Directors of the Merger Sub immediately prior to the Effective Time shall be the Board of Directors of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.  The officers of the Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly appointed.

Section 1.6            Conversion of Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Immucor, Merger Sub, Matrix or the holder of any shares of capital stock of Merger Sub or of shares of capital stock of Matrix:

(a)           Conversion of Merger Sub Capital Stock.  The capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become a like number of fully paid and non-assessable shares of capital stock of the Surviving Corporation.

(b)           Cancellation of Treasury Stock.  Each share of Matrix Capital Stock held in treasury by Matrix immediately prior to the Effective Time (collectively, the “Excluded Shares”) shall be canceled automatically and shall cease to exist, and no consideration shall be paid in exchange for those Excluded Shares.

(c)           Consideration; Conversion of Matrix Capital Stock.  The “Aggregate Merger Consideration” shall consist of an amount equal to $120,000,000, subject to adjustment as provided in Section 1.9.  The Aggregate Merger Consideration also is subject to adjustment after the Closing Date as provided in Section 1.10 and Article XI.  However, solely for purposes of determining the Aggregate Merger Consideration in connection with consummation of the Merger at the Effective Time (including with respect to determining the Common Stock Share Valuation under Section 1.6(c)(vii)), and without limiting or otherwise impairing the effect of Article XI for any other purpose, the adjustments contemplated under Article XI shall not be taken into account.

(i)            Each Matrix Shareholder that is not a Dissenting Stockholder shall receive the portion of the Aggregate Merger Consideration allocated to such Matrix Shareholder in accordance with Sections 1.6(c)(ii)-(vii).

(ii)           Each share of Series E Stock issued and outstanding immediately prior to the Effective Time, other than Dissenting Shares, shall be converted into the right to receive an amount of cash, without interest (the “Series E Per Share Merger Consideration”), equal to $0.50, plus the amount of any accrued and unpaid dividends thereon as of the Effective Time (the “Series E Share Valuation”).

(iii)          Each share of Series D Stock issued and outstanding immediately prior to the Effective Time, other than Dissenting Shares, shall be converted into the right to receive an amount of cash, without interest (the “Series D Per Share Merger Consideration”), equal to $0.50, plus the amount of any accrued and unpaid dividends thereon as of the Effective Time (the “Series D Share Valuation”).

(iv)          Each share of Series C Stock issued and outstanding immediately prior to the Effective Time, other than Dissenting Shares, shall be converted into the right to receive an amount of cash, without interest (the “Series C Per Share Merger Consideration”), equal to $0.50, plus the amount of any accrued and unpaid dividends thereon as of the Effective Time (the “Series C Share Valuation”).

(v)           Each share of Series B Stock issued and outstanding immediately prior to the Effective Time, other than Dissenting Shares, shall be converted into the right to receive the consideration per share provided for in Section 1.6(c)(vii) (the “Series B Per Share Merger Consideration”).

(vi)          Each share of Series A Stock issued and outstanding immediately prior to the Effective Time, other than Dissenting Shares, shall be converted into the right to receive the consideration per share provided for in Section 1.6(c)(vii) (the “Series A Per Share Merger Consideration”).

(vii)         Each share of Matrix Common Stock, Series A Stock and Series B Stock issued and outstanding immediately prior to the Effective Time, other than Dissenting Shares, shall be converted into the right to receive an amount of cash, without interest (the “Common Stock Per Share Merger Consideration”), equal to the result obtained by dividing (A) an amount equal to the Aggregate Merger Consideration minus the aggregate of all amounts to be paid pursuant to Sections 1.6(c)(ii), (iii) and (iv); by (B) the total number of shares of Matrix Common Stock, Series A Stock and Series B Stock issued and outstanding immediately prior to the Effective Time, other than Excluded Shares (the “Common Stock Share Valuation”).

(viii)        Any election by a holder of Series E Stock, Series D Stock, Series C Stock, Series B or Series A Stock (collectively, the “Convertible Preferred Stock”) to convert such holder’s Convertible Preferred Stock into Matrix Common Stock must be communicated by such holder to Matrix, if at all, prior to the Closing Date.

(ix)           All issued and outstanding shares of Matrix Capital Stock that have been converted into the right to receive the Per Share Merger Consideration as provided in this Section 1.6(c) shall be canceled automatically and shall cease to exist, and the holders of certificates which immediately prior to the Effective Time represented those shares (“Matrix Certificates”) shall cease to have any rights with respect to those shares, other than the right to receive the Per Share Merger Consideration upon surrender of Matrix Certificates in accordance with Section 2.1(b).

Section 1.7            Treatment of Matrix Options.  Matrix shall take all necessary actions to cause each Matrix Option outstanding, whether or not then exercisable or vested, either to be exercised or terminated and cancelled prior to the Effective Time and without any Liability as of or after the Effective Time to Matrix, Immucor or any of their Affiliates (other than as provided in this Section 1.7), including obtaining all necessary consents or approvals from holders of Matrix Options.  Each holder of a Matrix Option, whether vested or unvested, unexercised prior to the Effective Time shall be entitled to receive in exchange for such Matrix Option, as promptly as practicable following the Effective Time, a cash payment (less applicable withholding taxes and without interest) from the Surviving Corporation, in the case of employee stock options, and from the Exchange Agent, in the case of other stock options and warrants (the “Option Cash Payment” and the sum of all such payments, the “Total Option Cash Payments”), equal to the product of (a) the excess, if any, of the Assumed Option Per Share Merger Consideration over the exercise price per share of such Matrix Option multiplied by (b) the number of shares of Matrix Common Stock issuable upon exercise of such Matrix Option.  No payment will be due with respect of any Matrix Option with an exercise price equal to or greater than the Per Share Merger Consideration as so determined.  From and after the Effective Time, no holder of a Matrix Option shall have any rights in respect thereof other than to receive the Option Cash Payment, if any, due with respect thereto.  Matrix will use reasonable best efforts to cause each holder of a Matrix Option to execute and deliver to Immucor prior to the Closing a waiver and release form relating to the termination and cancellation of each Matrix Option, together with an agreement to be bound by Section 2.2, Article XI and the provisions relating to the Shareholders Agent Committee, in a form reasonably satisfactory to Immucor.

Section 1.8            Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary, any issued and outstanding share of Matrix Capital Stock held by a Person (a “Dissenting Stockholder”) who has not voted in favor of or consented to the adoption of this Agreement and has complied with all the provisions of the DGCL concerning the right of holders of Matrix Capital Stock to require appraisal of their shares of Matrix Capital Stock (“Dissenting Shares”) shall not be converted into the right to receive the Per Share Merger Consideration as described in Section 1.6(c), but shall become the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the procedures set forth in Section 262 of the DGCL.  If such Dissenting Stockholder withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal, in any case pursuant to the DGCL, its shares of Matrix Capital Stock shall be deemed to be converted as of the Effective Time into the right to receive the Per Share Merger Consideration for each such share of Matrix Capital Stock in accordance with the provisions of this Agreement (it being understood that if such Dissenting Stockholder withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal, in any case pursuant to the DGCL, its shares of Matrix Capital Stock shall be deemed to be converted as of the Effective Time into the right to receive the Merger Consideration for each such share of Matrix Capital Stock, without interest).  At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL and as provided in the previous sentence.  Any payments required to be made with respect to the Dissenting Shares shall be made by the Surviving Corporation (and not by Immucor).  Matrix shall give Immucor prompt notice of any demands for appraisal of Matrix Capital Stock received by Matrix, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL and shall give Immucor the opportunity to participate in all negotiations and proceedings with respect thereto.  Matrix shall not, without the prior written consent of Immucor, make any payment with respect to, or settle or offer to settle, any such demands.

Section 1.9            Adjustments to Aggregate Merger Consideration.

(a)           The amount of the Aggregate Merger Consideration shall be subject to the following adjustments (the “Price Adjustments”).  The Aggregate Merger Consideration shall be:

(i)            Decreased by an amount equal to any Indebtedness of Matrix or any Subsidiary outstanding as of the Effective Time, including accrued but unpaid interest and the amount of any breakage, prepayment penalties or fees payable in connection with the pay-off of such Indebtedness as of the Effective Time.

(ii)           Decreased by an amount equal to the amount due or to become due to Lazard Freres & Co. LLC (“Lazard”) from Matrix or any Subsidiary arising in any way out of the Merger and the engagement by Matrix of Lazard in connection with the potential sale of Matrix, including fees and expense reimbursements.

(iii)          [Intentionally Omitted]

(iv)          Decreased by an amount equal to the excess of (A) the sum of amounts paid or payable to Dissenting Stockholders plus the amount of any expenses and fees (including reasonable attorneys fees and expenses) incurred or paid by Matrix or the Surviving Corporation after the date of this Agreement or by Immucor in connection with any proceedings or negotiations with Dissenting Stockholders over (B) the amounts, calculated for each class of Matrix Capital Stock to which Dissenting Shares belong, equal to the applicable Per Share Merger Consideration (with Aggregate Merger Consideration being determined for this purpose without regard to the Price Adjustment provided for in this Section 1.9(a)(iv)) multiplied by the total number of Dissenting Shares belonging to the class of Matrix Capital Stock to which such Per Share Merger Consideration applies.

(v)           Decreased by an amount equal to the sum of the following with respect to any current or former member of the Matrix Board of Directors, officer, employee, leased employee or independent contractor arising as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby (either alone or in combination with another event): (A) any payment made or to be made in connection with the Closing pursuant to any non-competition agreements, or any severance, retention, closing bonus or other payment becoming due (including any amounts paid pursuant to Section 5.2(b)(viii)(A) and the total amounts payable under the Employee Bonus Plan and the Closing Bonus Plan in accordance with their terms, but excluding with respect to Designated Matrix Employees to the extent stated in the proviso in the fifth sentence of Section 5.8); (B) the added cost to Matrix of the amount of any compensation or benefit the time of payment of which is accelerated or the vesting of which is accelerated (other than Matrix Options); (C) any cost or other liability, including the value of any lost tax deduction, that arises with respect to the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code; and (D) the amount of any Indebtedness forgiven.

(vi)          Decreased by an amount equal to the sum of (A) all cash dividends, if any, paid after the date of this Agreement and (B) all cash redemptions or other purchases of any Matrix Capital Stock after the date of this Agreement.

(vii)         Decreased by an amount equal to the Total Option Cash Payments to be made in cancellation of Matrix Options, as contemplated by Section 1.7.

(viii)        Decreased by the amounts required pursuant to Section 6.2(b)(ii) and the first sentence of Section 6.2(b)(v).

(b)           Not less than five Business Days prior to Closing, Matrix will deliver to Immucor a reasonably detailed estimate of the Price Adjustments (the “Estimated Price Adjustments”).  Matrix will provide to Immucor all additional information reasonably requested by Immucor to allow it to review the calculation and amount of the Price Adjustments, including verification from third parties as to amounts owed.  Subject to Immucor’s review and reasonable approval of the Estimated Price Adjustments, the Aggregate Merger Consideration to be payable at the Effective Time will be increased or decreased, as applicable, based on the Estimated Price Adjustments.

(c)           Immucor shall be entitled to verify the Estimated Price Adjustments after the Closing.  If it elects to do so, as promptly as practicable and in any event within 60 days after the Effective Time, Immucor shall deliver to the Shareholders Agent Committee Immucor’s calculation of the Price Adjustments (exclusive of any unresolved adjustments in respect of any Dissenting Shares), which shall reflect in reasonable detail the differences between Immucor’s calculation and the Estimated Price Adjustments.  If there are any Dissenting Shares, Immucor shall supplement its calculation of the Price Adjustments within 20 days after the final resolution of all obligations in respect of Dissenting Shares.  If Immucor does not deliver its calculations within the timeframes set forth in this Section 1.9(c), the Estimated Price Adjustments shall be the final Price Adjustments and shall become final, binding and conclusive for all purposes of this Section 1.9.  Immucor will provide to the Shareholders Agent Committee all additional information reasonably requested by the Shareholders Agent Committee to allow it to review Immucor’s calculation of the Price Adjustments.  Immucor’s calculation of the Price Adjustments shall be final and binding on the parties hereto, subject to the process of objection provided below in this Section 1.9.

(d)           If the Shareholders Agent Committee disagrees with Immucor’s calculation of the Price Adjustments, then the Shareholders Agent Committee may, within 20 days after delivery of Immucor’s calculation of the Price Adjustments, deliver a notice (the “Dispute Notice”) to Immucor, setting forth the Shareholders Agent Committee’s calculation of the Price Adjustments and specifying, in reasonable detail, those items or amounts affecting the calculation as to which it disagrees and the reasons for such disagreement.  If, prior to the conclusion of such 20-day period, the Shareholders Agent Committee notifies Immucor in writing that it will not provide a Dispute Notice, or if a Dispute Notice is not delivered within such 20-day period, Immucor’s calculation of the Price Adjustments shall become final, conclusive and binding on the parties hereto for all purposes of this Section 1.9.

(e)           If the Shareholders Agent Committee delivers a Dispute Notice as provided above, Immucor and the Shareholders Agent Committee shall use commercially reasonable efforts to reach agreement on the disputed items or amounts.  If they do not resolve all disputed items or amounts set forth in the Dispute Notice within 15 days after delivery of such Dispute Notice, the remaining disputed items and amounts will be submitted to BDO Seidman, LLP or such other nationally  recognized independent accounting firm in the U.S. as mutually agreed to by Immucor and the Shareholders Agent Committee (the “Independent Accountants”) for resolution of such disputed items and amounts.  Immucor and the Shareholders Agent Committee will have the opportunity to present their positions with respect to such disputed items and amounts to the Independent Accountants, and such disputed items and amounts shall be resolved by the Independent Accountants in accordance with the requirements of this Section 1.9; provided that the Independent Accountants may not resolve a disputed amount outside the range defined by the values of such amount requested by each of the Shareholders Agent Committee and Immucor.  The Independent Accountants shall prepare a written report setting forth the resolution of such disputed items and amounts and calculating the revised amount of the Price Adjustments, which shall be delivered to each of Immucor and the Shareholders Agent Committee promptly, but in no event later than 30 days after such disputed items and amounts are submitted to the Independent Accountants.  Such revised amount shall not reflect any difference from the amount of Immucor’s calculation of the Price Adjustments other than differences required to reflect the resolution of such disputed items and amounts by the Independent Accountants.  The revised amount of the Price Adjustments set forth on the Independent Accountants’ written report shall be final, conclusive and binding upon the parties hereto.  The procedures set forth in this Agreement for resolution of disputes concerning the Price Adjustments shall be final and binding on all of the parties, and shall not be subject to appeal of any kind.  The fees and disbursements of the Independent Accountants shall be borne by the party whose determination of the Price Adjustments is farthest in difference from the revised amount of the Price Adjustments set forth in the Independent Accountants’ written report, with the expenses of the Shareholders Agent Committee incurred during the process of any dispute hereunder funded from the amounts in the Expenses Fund.  Each of Immucor and the Shareholders Agent Committee shall execute a reasonably acceptable engagement letter, if requested to do so by the Independent Accountants, and shall provide reasonable access to their respective employees who are responsible for financial matters, and Immucor shall provide reasonable access to the books and records of Immucor and its subsidiaries, including the Surviving Corporation.

(f)            Upon the final determination of the Price Adjustments in accordance with this Section 1.9:

(i)            If the Aggregate Merger Consideration as calculated at the Effective Time is greater than the Aggregate Merger Consideration when calculated with the final Price Adjustments, then Immucor and the Shareholders Agent Committee will execute and deliver to the Escrow Agent, within five Business Days after such final determination, instructions for the payment of the difference to Immucor out of the Escrow Fund.

(ii)           If the Aggregate Merger Consideration as calculated at the Effective Time is less than the Aggregate Merger Consideration when calculated with the final Price Adjustments, then Immucor shall cause the Surviving Corporation to deliver to the Shareholders Agent Committee, within five Business Days after such final determination, for distribution by them to the Matrix Shareholders and holders of Matrix Options as an increase to the Aggregate Merger Consideration, cash (by wire transfer of immediately available funds) in an amount equal to the difference.  Payment by the Surviving Corporation to the Shareholders Agent Committee pursuant hereto shall fully discharge all obligations of Immucor, the Surviving Corporation, Matrix and their respective Affiliates to make payments to the Matrix Shareholders and holders of Matrix Options as a result of Price Adjustments.

Section 1.10         Additional Post-Closing Consideration Adjustments.  The Aggregate Merger Consideration shall be reduced by (a) the amount, if any, of Covered Damages payable to an Immucor Protected Party pursuant to Article XI and (b) upon final resolution of a Pending Claim, the aggregate of the amounts, if any, of the Covered Damages payable to an Immucor Protected Party pursuant to such resolution.

ARTICLE II.
EXCHANGE PROCEDURES; ESCROW

Section 2.1            Exchange of Certificates.

(a)           Exchange Agent.  Subject to the provisions of Sections 1.9, 2.1(b)(ii), 2.1(e), 2.2, 6.2(b)(v) and 6.2(h), at the Effective Time, Immucor shall deposit with its transfer agent, or with such other bank or trust company designated by Immucor prior to the Effective Time and reasonably acceptable to Matrix (the “Exchange Agent”), for exchange in accordance with Article I, immediately available funds in amounts necessary to make the payments pursuant to Section 1.6(c) (such funds being hereinafter referred to as the “Exchange Fund”).  No later than five (5) Business Days before the Closing, Matrix shall submit to Immucor a schedule (the “Final Payment Schedule”) listing:

(i)            The full name of each legal and beneficial holder of Matrix Capital Stock and Matrix Options;

(ii)           In separate columns for each class of Matrix Capital Stock next to the name of each legal and beneficial holder of Matrix Capital Stock, (A) the certificate number of each Matrix Certificate issued to such holder, (B) the number of shares of the class in question represented by each such Matrix Certificate, (C) the aggregate number of shares of the class in question owned by such holder, and (D) the payments required to be made to such holder in accordance with the provisions of this Agreement as a result of the Merger with respect to shares of Matrix Capital Stock issued and outstanding as of the Closing, whether or not the holder is or will be a Dissenting Stockholder and without taking into account any withholdings or set offs; and

(iii)          In separate columns for each legal and beneficial holder of a Matrix Option, (A) for each Matrix Option held by such holder, the number of shares of Matrix Common Stock subject to such Matrix Option, (B) the exercise price per share of each Matrix Option and (C) the total amount of the payments to be made to such holder in accordance with the provisions of this Agreement as a result of the Merger with respect to such Matrix Options assuming they are not exercised.

A copy of each Matrix Certificate (front and reverse side) shall be attached to the Final Payment Schedule in the order presented on the Final Payment Schedule. The Final Payment Schedule shall be subject to the review of Immucor, shall be adjusted as necessary to comply with the requirements of this Agreement and, upon final approval by Immucor and Matrix, shall be reflected in a jointly executed certificate. Immucor shall bear all charges and fees of the Exchange Agent.

(b)           Exchange Procedures.

(i)            Letter of Transmittal.  The parties shall cause to be mailed to each holder of record of a Matrix Certificate or a Matrix Option, (A) a letter of transmittal, specifying that delivery shall be effected, and risk of loss and title to the Matrix Certificates shall pass, only upon proper delivery of Matrix Certificates to the Exchange Agent; (B) a certificate in customary form stating that such Matrix Shareholder is not a “foreign person” within the meaning of Section 1445 of the Code (the “FIRPTA Certificate”) and (C) instructions for surrendering Matrix Certificates.  The letter of transmittal will include a release of all claims a holder of Matrix Capital Stock may have against Matrix, Immucor, their officers, directors and Affiliates, other than claims related to (i) rights arising under this Agreement with respect to the Merger, (ii) in the case of employees, rights to accrued but unpaid compensation, and (iii) rights under agreements entered into pursuant to this Agreement or contemplated by this Agreement to survive the Effective Time.  The letter of transmittal will contain an agreement and acknowledgement that, by executing the letter of transmittal, a Matrix Shareholder consents to, approves and agrees to be bound by the terms and conditions of (i) this Agreement, including Article XI, and (ii) the Escrow Agreement.

(ii)           Surrender of Matrix Certificates.  Upon surrender of a Matrix Certificate for cancellation to the Exchange Agent, together with a duly executed letter of transmittal and any other documents required by the Exchange Agent, the holder of that Matrix Certificate shall be entitled to receive in exchange therefor the Per Share Merger Consideration payable in respect of that Matrix Certificate (less any withholding of Taxes as provided in Section 2.1(f) and any withholdings pursuant to the last sentence of this Section 2.1(b)(ii)) promptly thereafter, and in any event within five Business Days thereafter.  Any Matrix Certificates so surrendered shall be canceled immediately.  No interest shall accrue or be paid on any amount payable upon surrender of Matrix Certificates.  Such payment shall be made at the Effective Time by wire transfer with respect to those Matrix Certificates surrendered for cancellation to the Exchange Agent not later than five (5) Business Days prior to the Effective Time, together with a duly completed and executed letter of transmittal and any other documents required by the Exchange Agent and together with wire transfer instructions.  Each of the Exchange Agent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Matrix Capital Stock the amount of any Indebtedness owed by such holder or former holder to Matrix, in which case such Indebtedness shall be deemed satisfied and paid in full. Immucor shall cause Matrix to mark any note in its possession for such Indebtedness “paid in full” and to return the marked note to the maker.

(iii)          Unregistered Transferees.  If any Per Share Merger Consideration is to be issued or paid to a Person other than the Person in whose name the surrendered Matrix Certificate is registered, then the Per Share Merger Consideration may be issued or paid to such a transferee so long as (A) the surrendered Matrix Certificate is accompanied by all documents required to evidence and effect that transfer and (B) the Person requesting such exchange (1) pays any applicable transfer Taxes or (2) establishes to the reasonable satisfaction of Immucor and the Exchange Agent that any such Taxes have already been paid or are not applicable.

(iv)          No Other Rights.  Until surrendered in accordance with this Section 2.1(b), each Matrix Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive the applicable Per Share Merger Consideration.  The Per Share Merger Consideration issued or paid upon the surrender of any Matrix Certificate shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to that Matrix Certificate and the shares of Matrix Capital Stock formerly represented by it.

(c)           Distributions with Respect to Unexchanged Shares.  No dividends or other distributions shall be payable with respect to any unsurrendered Matrix Certificate.

(d)           No Further Transfers.  At the Effective Time, the transfer books of Matrix shall be closed and there shall be no further registration of transfers of the shares of Matrix Capital Stock that were outstanding immediately prior to the Effective Time.

(e)           Required Withholding.  Each of the Exchange Agent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Matrix Capital Stock such amounts as may be required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign Tax law.  To the extent such amounts are so deducted or withheld, the amount of such consideration shall be treated for all purposes under this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.

(f)            Investment of Exchange Fund.  The Exchange Agent shall invest the Exchange Fund as directed by Immucor.  Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 1.6(c) shall be paid promptly to Immucor.

(g)           Termination of Exchange Fund.  Any portion of the Exchange Fund that remains unclaimed by the holders of Matrix Certificates 90 days after the Effective Time shall be delivered by the Exchange Agent to Immucor upon demand.  Any holder of Matrix Certificates who has not complied with Article II shall look thereafter only to Immucor for payment of the Per Share Merger Consideration.

(h)           No Liability.  None of Immucor, the Surviving Corporation or the Exchange Agent shall be liable to any holder of Matrix Certificates for any Per Share Merger Consideration properly delivered to a public official under any applicable abandoned property, escheat or similar Laws.

(i)            Lost, Stolen or Destroyed Certificates.  If any Matrix Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Matrix Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in the form and amount reasonably required by Immucor or the Exchange Agent as indemnity against any claim that may be made against Immucor or the Exchange Agent on account of the alleged loss, theft or destruction, the Exchange Agent shall issue the Per Share Merger Consideration in exchange for such lost, stolen or destroyed Matrix Certificate.

Section 2.2            Escrow.

(a)           There shall be withheld from the cash that would otherwise be included in the Per Share Merger Consideration payable to each holder of Matrix Capital Stock (the “Matrix Shareholders”) pursuant to Section 1.6(c) and the amounts payable to each holder of Matrix Options as contemplated by Section 1.7 who agrees to be bound by this Section 2.2 as further contemplated by Section 1.7 (“Participating Option Holders”), cash in an amount resulting in $15.0 million (such cash being withheld, together with any additional amounts to be withheld pursuant to Sections 6.2(b) and 6.2(h), the “Escrow Fund”).  To determine the amount of cash to be withheld from each Matrix Shareholder and each Participating Option Holder (the “Escrow Amount Per Share”), the amount of the Escrow Fund will be divided by the sum of the number of shares of Matrix Capital Stock issued and outstanding immediately prior to the Effective Time, other than Excluded Shares and Dissenting Shares, plus the number of shares of Matrix Capital Stock represented by the Matrix Options held by the Participating Option Holders (such sum, the “Total Fund Shares”).  The amount to be withheld from the Per Share Merger Consideration payable to each Matrix Shareholder (the “Individual Escrow Amount”) will be determined by multiplying the number of shares of Matrix Capital Stock owned by such Matrix Shareholder immediately prior to the Effective Time by the Escrow Amount Per Share and the amount to be withheld from the cash payable to each Participating Option Holder as contemplated by Section 1.7 will be determined by multiplying the number of shares of Matrix Capital Stock represented by the Matrix Options, if any, of that Participating Option Holder converted to cash as contemplated by Section 1.7 by the Escrow Amount Per Share.

(b)    Immucor shall deliver an amount equal to the Escrow Fund to an institution reasonably acceptable to Immucor and the Shareholders Agent Committee as escrow agent (the “Escrow Agent”) instead of the Exchange Agent.  The Escrow Agent shall hold the Escrow Fund as the exclusive source of funds for the payment after Closing of any amount owed to Immucor pursuant to Section 1.9 or Article XI.  Any interest earned on the Escrow Fund shall be retained in the Escrow Fund.

(c)    By their approval and adoption of this Agreement and by their acceptance of the Per Share Merger Consideration, the Matrix Shareholders will be conclusively deemed to have consented to, approved and agreed to be bound by: (i) the obligations under Section 1.9 and Article XI in respect of post Effective Time adjustments to the Aggregate Merger Consideration; (ii) the Escrow Agreement; and (iii) the appointment of the Shareholders Agent Committee and the terms of Article X.

(d)    There shall also be withheld from the Aggregate Merger Consideration and from amounts payable to holders of Matrix Options as contemplated by Section 1.7 the amount of $250,000 (the “Expenses Fund”), allocated to each Matrix Shareholder and each Participating Option Holder pro rata based on the number of Total Fund Shares of each.  The Expenses Fund shall be paid over to the Shareholders Agent Committee instead of the Exchange Agent as an advance on expenses that it may incur in performing its duties as such and may be held and applied by it in the manner it considers appropriate.  Upon paying the Expenses Fund over to the Shareholders Agent Committee as herein provided, neither Immucor nor any of its Affiliates shall have any further obligations or any Liability with respect thereto.  Upon the termination of the Escrow Agreement and the release of all funds thereunder, the balance, if any, in the Expenses Fund shall be released to the Matrix Shareholders and the Participating Option Holders pro rata based on the number of Total Fund Shares held by each immediately prior to the Effective Time.  The interest accrued on the Escrow Fund shall be reported to the Matrix Shareholders and Participating Option Holders for Tax purposes on the same pro rata basis.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES WITH RESPECT TO MATRIX

Matrix represents and warrants to Immucor and Merger Sub as follows:

Section 3.1            Organization and Qualification.

(a)           Matrix.  Matrix is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to own all of its properties and assets and to carry on its Business.  The copies of Matrix’s certificate of incorporation and bylaws, each as amended to date, which have been delivered or made available to Immucor, are complete and correct, and such certificate of incorporation and bylaws, as so amended, are in full force and effect.  Matrix is duly qualified and is in good standing to do business in all jurisdictions in which it is required to be qualified, except where the lack of such qualification would not have a Matrix Material Adverse Effect.

(b)           New Subsidiary.  New Subsidiary is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has the limited liability company power and authority to own all of its properties and assets and to carry on its business.  The copies of the New Subsidiary’s certificate of organization and operating agreement, together with all amendments thereto to the date hereof (if any), which have been delivered or made available to Immucor, are complete and correct, and such certificate of organization and operating agreement, as so amended, are in full force and effect.

Section 3.2            Capitalization and Ownership.

(a)           Matrix.  The authorized capital stock of Matrix is 200,000,000 shares of $0.01 par value common stock (the “Matrix Common Stock”) and 150,000,000 shares of $0.01 par value preferred stock of which (i) 12,000,000 shares are designated Series A Convertible Preferred Stock (the “Series A Stock”), (ii) 4,400,000 shares are designated Series B Convertible Preferred Stock (the “Series B Stock”), (iii) 22,940,000 shares are designated Series C Convertible Preferred Stock (“Series C Stock”), (iv) 24,500,000 shares are designated Series D Convertible Preferred Stock (the “Series D Stock”) and (v) 52,000,000 shares are designated Series E Convertible Preferred Stock (the “Series E Stock” and together with the Matrix Common Stock, Series A Stock, Series B Stock, Series C Stock and Series D Stock, collectively, the “Matrix Capital Stock”).  As of the date of this Agreement, subject to update or correction in the Final Payment Schedule, there are (1) 32,109,250 shares of Matrix Common Stock, (2) 4,055,558 shares of Series A Stock, (3) 4,400,000 shares of Series B Stock, (4) 22,740,000 shares of Series C Stock, (5) 25,050,774 shares of Series D Stock and (6) 51,162,509 shares of Series E Stock issued and outstanding and 38,750 shares of Matrix Common Stock held as treasury stock.  A sufficient number of shares of Matrix Common Stock are properly reserved for issuance upon exercise of Matrix Options.  Other than Matrix Common Stock, no other shares of Matrix Capital Stock are issuable upon exercise of Matrix Options.  All of the issued and outstanding shares of Matrix Capital Stock are duly authorized, validly issued, fully paid and nonassessable, and were not issued in violation of any preemptive rights or rights of first refusal.  The issued and outstanding shares of Matrix Capital Stock as represented in the second sentence of this Section 3.2(a) constitute all of the issued and outstanding capital stock, and there is no other issued and outstanding equity, of Matrix.  Except for the Matrix Options, there are no subscriptions, options, convertible securities, calls, rights, warrants or other agreements, claims or commitments of any nature whatsoever obligating Matrix to issue, transfer, register with any securities commission or other authority, deliver or sell or cause to be issued, transferred, so registered, delivered or sold, additional shares of Matrix or other securities of Matrix or obligating Matrix to grant, extend or enter into any such agreement or commitment.  Except as set forth in Section 3.2(a) of the Disclosure Letter, there are no stockholders’ agreements, voting trusts, proxies or other similar agreements with respect to the Matrix Capital Stock.  Subject to update or correction in the Final Payment Schedule, the stockholders of Matrix as of the date of this Agreement and the numbers and classes of shares held by each are set forth in Section 3.2(a) of the Disclosure Letter and each stockholder is the sole beneficial owner of such Matrix Capital Stock. Subject to update or correction in the Final Payment Schedule, Section 3.2(a) of the Disclosure Letter also sets forth all holders of Matrix Options, the number and kind of Matrix Options each holds as of the date of this Agreement and the exercise price.  All shares of Matrix Capital Stock issuable upon exercise of Matrix Options are duly authorized and, upon issuance, will be validly issued, fully paid and nonassessable, and, except as set forth in Section 3.2(a) of the Disclosure Letter, are not subject to any preemptive rights.  Subject to update or correction in the Final Payment Schedule, the numbers of shares of Matrix Capital Stock set forth in the list of Matrix Options included in  Section 3.2(a) of the Disclosure Letter include all shares issuable pursuant to any anti-dilution rights (contractual or otherwise), and Section 3.2(a) of the Disclosure Letter sets forth all holders entitled to anti-dilution rights as a consequence of the exercise of any Matrix Options and the number of shares to be issued pursuant to such anti-dilution rights.  All issued and outstanding shares of Matrix Capital Stock, and all shares of Matrix Capital Stock issuable upon exercise of Matrix Options (including those subject to anti-dilution rights and all shares of Matrix Capital Stock to be issued pursuant thereto), have been and will be issued in full compliance with all applicable securities and other Laws.  Section 3.2(a) of the Disclosure Letter contains a complete list of all Matrix Options, and either a copy of such Matrix Option has been delivered to Immucor or, if no such copy has been delivered, the Matrix Option was issued on the form option agreement attached to Section 3.2(a) of the Disclosure Letter, without any changes or deviations from the form other than the names of grantees, vesting and termination dates and number of shares.  There are no accrued but unpaid dividends on any Matrix Capital Stock.

(b)           Subsidiaries.  Matrix does not have any Subsidiaries or any investment or equity interest in any other Person, except for its ownership interest in New Subsidiary.  New Subsidiary has one class of membership interests.  All issued and outstanding membership interests in New Subsidiary are duly authorized, validly issued, fully paid and nonassessable, and were not issued in violation of any preemptive rights or rights of first refusal.  The issued and outstanding membership interests in New Subsidiary represent all of the issued and outstanding equity of New Subsidiary.  There are no subscriptions, options, convertible securities, calls, rights, warrants or other agreements, claims or commitments of any nature whatsoever obligating New Subsidiary to issue, transfer, register with any securities commission or other authority, deliver or sell or cause to be issued, transferred, so registered, delivered or sold, additional membership interests of New Subsidiary or other securities of New Subsidiary or obligating New Subsidiary to grant, extend or enter into any such agreement or commitment.  Except for the operating agreement of New Subsidiary, there are no equity holders’ agreements, voting trusts, proxies or other similar agreements with respect to the membership interests in New Subsidiary.  As of the date of Closing: (i) Matrix will own 19% of the outstanding common membership interests in New Subsidiary, (ii) the other members of New Subsidiary will be existing Matrix Shareholders and holders of Matrix Options in proportion to respective ownership interests in Matrix, and (iii) each such other member will be the sole beneficial owner of such New Subsidiary membership interests.  All issued and outstanding membership interests of New Subsidiary have been and will be issued in full compliance with all applicable securities and other Laws.

Section 3.3            Authority.

(a)    With respect to this Agreement and any other agreements, instruments and documents executed and delivered by Matrix pursuant to this Agreement (this Agreement and such other agreements, instruments and documents delivered by Matrix are collectively referred to as the “Matrix Delivered Agreements”) (i) Matrix has the corporate power and authority to enter into the Matrix Delivered Agreements executed and delivered by it and, subject to obtaining the necessary approvals of the Matrix Shareholders, to consummate the transactions contemplated by, and otherwise to comply with and perform its obligations under, them; (ii) the execution and delivery by Matrix of the Matrix Delivered Agreements and the consummation by Matrix of the transactions contemplated on its part thereby have been duly authorized by its Board of Directors; (iii) other than the approval of the requisite classes and number of stockholders of Matrix, no other action on the part of Matrix is necessary to authorize the execution and delivery of the Matrix Delivered Agreements by Matrix or the consummation by Matrix of the transactions contemplated thereby; and (iv) subject to obtaining the Authorizations of Governmental Entities contemplated by Section 3.4, the Matrix Delivered Agreements will, when executed and delivered, constitute valid and binding obligations of Matrix enforceable against Matrix in accordance with their terms except to the extent that such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws and court decisions relating to or affecting the enforcement of creditors’ rights generally (including statutory or other Laws regarding fraudulent transfers), and subject to general principles of equity.

(b)    The approvals of the Matrix Shareholders required in connection with the execution and delivery of the Matrix Delivered Agreements by Matrix and the consummation by Matrix of the transactions contemplated by, or other compliance with or performance under, the Matrix Delivered Agreements consist only of (i) the adoption of this Agreement by affirmative votes of the holders of (a) a majority of the outstanding shares of Matrix Capital Stock voting together on an as-if converted to Common Stock basis as a single class, (b) a majority of the outstanding shares of Series C Stock voting as a separate class, (c) a majority of the outstanding shares of Series D Stock voting as a separate class, and (d) a majority of the outstanding shares of Series E Stock voting as a separate class (the votes referred to in clauses “(b)”, “(c)” and “(d)” of clause “(i)” of this sentence being referred to together as the “Preferred Class Merger Votes”), and (ii) the waiver by not less than a majority of the outstanding shares of each of the Series C Stock, the Series D Stock and the Series E Stock of the rights (a) to both (x) receive any consideration for their shares other than, as applicable, the Series C Per Share Merger Consideration, the Series D Per Share Merger Consideration, or the Series E Per Share Merger Consideration, and (y) elect to convert such shares into capital stock of the Surviving Corporation, and (b) to have such shares remain outstanding and be convertible into stock of Immucor (the waivers referred to in clauses “(a)” and “(b)” of clause “(ii)” of this sentence being referred to together as the “Preferred Stock Waivers”).  As used herein, the term “Required Merger Stockholder Votes” shall mean, collectively, the approvals referred to in clause (i) of this Section 3.3(b) and the waivers referred to in clause (ii) of this Section 3.3(b).

(c)    Pursuant to (i) Section 12(a)(ii) of the Matrix certificate of incorporation, and (ii) the approval of this Agreement and the transactions contemplated hereunder by a majority of the Continuing Directors (as that term is defined in the Certificate of Incorporation), the approval of a majority of the shares of Matrix Capital Stock is sufficient, in conjunction with the Preferred Class Merger Votes, to constitute approval of this Agreement by the Matrix Shareholders.

(d)    The shares of Matrix Capital Stock that are subject to the Majority Stockholders Consent will be, when executed and delivered to Matrix (and will continue through the Closing to be) sufficient to obtain the Required Merger Stockholder Votes. The holders of a majority of the outstanding Series C Stock, Series D Stock, and Series E Stock, in each case voting together as a single class, will have, upon the execution of the Majority Stockholders Consent, validly elected, pursuant to paragraph 10 of each applicable Certificate of Designation, to waive the rights referred to in clause (ii) of Section 3.3(b) above.

(e)    The Escrow Agreement, when executed and delivered by the Shareholders Agent Committee on behalf of the Matrix Shareholders and holders of Matrix Options, subject to obtaining the Matrix Shareholders’ approval of the Merger, will constitute a valid and binding obligation of the Matrix Shareholders and holders of Matrix Options, enforceable against them in accordance with its terms except to the extent that such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws and court decisions relating to or affecting the enforcement of creditors’ rights generally (including statutory or other Laws regarding fraudulent transfers), and subject to general principles of equity.

Section 3.4            No Consents Required.  Except as set forth in Section 3.4 of the Disclosure Letter and except for (i) the pre-merger notification requirements of the HSR Act and the rules and regulations thereunder, (ii) the filing of the Certificate of Merger, and (iii) the Required Merger Stockholder Votes, no Authorization of or with any Governmental Entity or any other Authorization of or with any other Person, is required in connection with the execution and delivery of the Matrix Delivered Agreements by Matrix and the consummation by Matrix of the transactions contemplated by, or other compliance with or performance under, the Matrix Delivered Agreements.

Section 3.5            Absence of Violations or Conflicts.  Except as set forth in Section 3.5 of the Disclosure Letter, the execution and delivery of the Matrix Delivered Agreements and the consummation by Matrix of the transactions contemplated by, or other compliance with or performance under, them do not and will not with the passing of time or giving of notice or both (a) constitute a violation of, be in conflict with, constitute a default or require any payment under, permit a termination of, or result in the creation or imposition of any Lien upon any assets of Matrix under (i) any material contract, agreement, commitment, undertaking or understanding (including rights of refusal or similar rights or other transfer restrictions), (ii) any Governmental Order to which Matrix is subject, (iii) any Laws to which Matrix is subject or (iv) the certificate of incorporation or bylaws or other governing documents of Matrix; or (b) create, or cause the acceleration of the maturity of, any debt, obligation or liability of Matrix.  Matrix has taken all action necessary in order to exempt this Agreement, the Merger and the other transactions contemplated hereby from (x) the requirements of any “moratorium”, “control share”, “fair price” or other anti-takeover laws and regulations of the State of Delaware, including Section 203 of the Delaware General Corporation Law, and of any other state and (y) any applicable provisions of Matrix’s certificate of incorporation and bylaws.

Section 3.6            Financial Statements.  Matrix has previously provided to Immucor true and complete copies of the audited balance sheets of Matrix as of December 31, 2004, December 31, 2005, and December 31, 2006, and the related statements of operations, stockholders’ equity and cash flows for the years then ended, including the notes thereto, together with the unqualified audit report thereon of Matrix’s independent certified public accountants, and a true and complete copy of the unaudited consolidated balance sheet and related statement of operations of Matrix for the period ended December 31, 2007 (together with any other financial statements required to be delivered pursuant to Section 5.7, collectively, the “Matrix Financial Statements”).  The Matrix Financial Statements have been prepared from, and are in accordance with, the books and records of Matrix and present fairly, in all material respects, the financial position and results of operations of Matrix as of the dates and for the periods indicated in conformity with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered by such statements, except as otherwise stated in the Matrix Financial Statements or in the notes thereto and, in the case of the interim Matrix Financial Statements, subject to normal year-end adjustments, which are not in the aggregate material, and the absence of footnotes.  Hereinafter, the Matrix balance sheet as of December 31, 2006 referenced above shall be referred to as the “2006 Balance Sheet.”

Section 3.7            Absence of Certain Changes or Events.  Except as set forth in Section 3.7 of the Disclosure Letter or as permitted by this Agreement after the date hereof, between January 1, 2007, and the date of this Agreement, the date of mailing of the Information Statement and any amendment or supplement thereto (each, a “Mailing Date”) and the Closing Date, there has not been: (i) any change, development, event or condition that has resulted in, or could be reasonably expected to result in, a Matrix Material Adverse Effect; (ii) any material damage, destruction, loss or casualty to property or assets of Matrix whether or not covered by insurance; (iii) any strike, work stoppage or slowdown or other labor trouble involving Matrix; (iv) any declaration, setting aside or payment of any dividend or distribution (whether in cash, capital shares or property) with respect to the capital stock of Matrix, other than the distribution of the equity securities of New Subsidiary; (v) except for issuance of Matrix Common Stock upon exercise of Matrix Options outstanding on the date of this Agreement, any issuance or sale by, or any redemption or other acquisition by Matrix of any of the shares of Matrix Capital Stock; (vi) any split, combination, reclassification or other similar change in the outstanding shares of Matrix Capital Stock; (vii) any transaction entered into by Matrix other than in the ordinary course of business; or (viii) any agreement by Matrix to do any of the foregoing.  All trade payables, accruals and other Liabilities of Matrix are current and not past due.

Section 3.8            No Claims Against Matrix.  No stockholder or former stockholder or other equity holder of Matrix or its predecessors in interest has any claim against Matrix, except as disclosed in Section 3.8 of the Disclosure Letter and except as otherwise specifically provided in this Agreement.

Section 3.9            Absence of Undisclosed Liabilities.  Matrix does not have any Liabilities except (i) as and to the extent expressly reflected or specifically reserved against in the Matrix Financial Statements as of December 31, 2006 (which reserves are adequate), (ii) as set forth in Section 3.9 of the Disclosure Letter, and (iii) for trade payables and similar ordinary and necessary liabilities (which do not include liabilities arising which are related to Indebtedness or negligent or unlawful actions of Matrix or Matrix’s officers, directors, shareholders, agents or employees) arising in the ordinary course of business since December 31, 2006.

Section 3.10         Legal Proceedings.  Except as disclosed in Section 3.10 of the Disclosure Letter, (i) there is no Claim pending or, to the Knowledge of Matrix, threatened against Matrix or any of its properties or assets (or any of its officers or directors in connection with the Business of Matrix) before any arbitrator or Governmental Entity, nor has Matrix received notice of any investigation by any Governmental Entity or other Person against Matrix (or any of its officers or directors in connection with the Business of Matrix); and (ii) neither Matrix nor any of its officers or directors in connection with the Business of Matrix is a party to or bound by any Governmental Order of any Governmental Entity, arbitrator or any other Person against Matrix.

Section 3.11         Environmental Matters.  Except as disclosed in Section 3.11 of the Disclosure Letter, (i) the properties and operations of Matrix are in material compliance with all applicable Environmental Laws, (ii) Matrix is not subject to any pending or, to its Knowledge, threatened, Claim or remediation activity under any Environmental Law, (iii) Matrix has not released, discharged, buried or dumped any Hazardous Materials on, beneath or adjacent to any of its currently or formerly owned or operated properties in violation of any applicable Environmental Laws, and (iv) to the Knowledge of Matrix, there is no condition, including the presence or release of any Hazardous Material in violation of Environmental Law, which may present a substantial, adverse effect to human health or the environment, at any property or building currently or formerly owned or operated by Matrix.

Section 3.12         Governmental Authorization and Compliance with Laws.  Matrix is, and since January 1, 2002, has been, in material compliance with all Laws of all Governmental Entities applicable to Matrix or its Business, properties or assets.  Matrix holds and has held all Matrix Licenses.  All of the Matrix Licenses are valid and in full force and effect, and the terms of such Matrix Licenses are not subject to any restrictions or conditions that limit or would limit the operations of the Business of Matrix, other than restrictions or conditions generally applicable to licenses of that type.  There are no proceedings pending or, to the Knowledge of Matrix, complaints or petitions by others, or threatened proceedings, before any Governmental Entity relating to the Matrix Licenses.

Section 3.13         Intellectual Property.

(a)    Section 3.13(a) of the Disclosure Letter contains a true, correct and complete list of the following categories of Owned Matrix Intellectual Property and all other material Owned Matrix Intellectual Property: (i) Patents, including the application serial number or registration Patent number, and the status of the application or Patent, including deadlines for any renewals or other required filings required to be made in the next two (2) years; (ii) all registered Trademarks and material unregistered Trademarks; (iii) domain names and uniform resource locators; (iv) all registered Copyrights; and (v) Computer Software, in each case listing, as applicable, the name of the applicant/registrant and current owner, except such list shall not be required to include the name of the applicant/registrant of any Commercially Available Software.

(b)    Section 3.13(b) of the Disclosure Letter separately contains a true, correct and complete list of all agreements (the “Third Party Intellectual Property Licenses”), other than for Commercially Available Software, (i) under which Matrix uses or has the right to use any Licensed Matrix Intellectual Property (other than licenses for Commercially Available Software), and (ii) under which Matrix has licensed to others the right to use any of the Matrix Intellectual Property.  Matrix has provided or made available to Immucor true and complete copies of all agreements listed in Section 3.13(b) of the Disclosure Letter.

(c)    The Intellectual Property owned by Matrix (the “Owned Matrix Intellectual Property”) together with the Intellectual Property licensed by Matrix from others (the “Licensed Matrix Intellectual Property”) is all of the Matrix Intellectual Property and is sufficient to carry on the Business of Matrix and the consummation of the transactions contemplated hereby will not alter or impair the Matrix Intellectual Property in any manner.  Except as set forth in Section 3.13(c) of the Disclosure Letter, since January 1, 2007, Matrix has not sold, transferred, assigned, conveyed, licensed or released rights to any Intellectual Property.

(d)    Matrix owns all of the Owned Matrix Intellectual Property and, except as otherwise reflected in Section 3.13(d) of the Disclosure Letter, has all right, title and interest in and to such Owned Matrix Intellectual Property free and clear of Liens.  Other than Third Party Intellectual Property Licenses, there are no agreements that restrict or limit the use by Matrix of the Matrix Intellectual Property.  With respect to Matrix’s rights to use any Licensed Matrix Intellectual Property, such rights are used pursuant to an agreement or license which is one of the Third Party Intellectual Property Licenses; each such agreement or license is enforceable against Matrix and, to the Knowledge of Matrix, the other party thereto; Matrix has not received or given any notice of termination with respect to any such agreement or license; Matrix is not (and will not be as a result of the transactions contemplated hereby) in default under or in breach of any such license or agreement, which default or breach would constitute or may constitute grounds on which any material license or agreement can be terminated, suspended, varied or revoked as a result of such default or breach by Matrix without the consent of Matrix; there has not occurred any event which, with the lapse of time or the giving of notice or both, would constitute such a default; and, to the Knowledge of Matrix, none of such third party licensors is in default under or in breach of any such license or agreement.

(e)    Matrix has taken reasonable steps to protect and maintain the Matrix Intellectual Property used by it, and where Matrix has registered any Owned Matrix Intellectual Property, such registrations are valid and subsisting in all material respects.  None of the Owned Matrix Intellectual Property is the subject of any pending or threatened opposition, interference, cancellation proceeding or other proceeding before any registration authority in any jurisdiction, and all registrations and applications for the Owned Matrix Intellectual Property are in full force and effect in all material respects and have not been abandoned or withdrawn.

(f)     All Trade Secrets are owned by Matrix free and clear of all Liens, except as otherwise disclosed in Section 3.13(f) of the Disclosure Letter.     Matrix has taken all reasonable and appropriate steps to protect and preserve the confidentiality of all of the material Trade Secrets used by it that comprise any part of the Matrix Intellectual Property, and there are no unauthorized uses, disclosures or infringements of any such Trade Secrets by any Person.  All use and disclosure by Matrix of Trade Secrets owned by another Person have been pursuant to the terms of a written agreement with such Person which is one of the Third Party Intellectual Property Licenses.

(g)    Section 3.13(g) of the Disclosure Letter lists all Persons who have created any material portion of the Owned Matrix Intellectual Property, other than employees of Matrix whose work product was created by them entirely within the scope of their employment and constitutes “work made for hire” (as that term is defined under Section 101 of the U.S. Copyright Act, 17 U.S.C. § 101) with Matrix being the person for whom the work was prepared.  Matrix has secured and has a policy to secure valid written assignments from all Persons who contribute or have contributed to the creation or development of any of the Owned Matrix Intellectual Property, of the rights to such contributions that Matrix does not already own by operation of law.  No employee, independent contractor, agent, representative or consultant of Matrix is entitled to or has claimed any payment in respect of any Matrix Intellectual Property.

(h)    The use of the Matrix Intellectual Property and the conduct of the Business of Matrix, including the manufacture, use, provision and sale of Matrix’s products and services therein, does not infringe upon, misappropriate, violate or conflict in any way with any Intellectual Property or other right held by any Person.  Except as set forth in Section 3.13(h) of the Disclosure Letter, there is no pending or, to the Knowledge of Matrix, threatened assertion or claim, and there has been no such assertion or claim in the last six (6) years, asserting that Matrix’s use or exploitation of any Matrix Intellectual Property or the conduct of the Business of Matrix infringes upon, misappropriates, violates or conflicts in any way with the rights of any Person.  Matrix is not a party to any action or proceeding that involves a claim of infringement or misappropriation of (i) any Intellectual Property of any Person or (ii) any Matrix Intellectual Property.

(i)     The Owned Matrix Intellectual Property and the Licensed Matrix Intellectual Property, and Matrix’s rights with respect thereto, including its respective rights to use any of the Matrix Intellectual Property, are valid and enforceable.  Except as set forth in Section 3.13(i) of the Disclosure Letter, there is no pending or, to the Knowledge of Matrix, threatened assertion or claim, and there has been no such assertion or claim in the last six (6) years, challenging the validity or enforceability of, or contesting Matrix’s rights with respect to, any of the Matrix Intellectual Property or any agreement relating to the Matrix Intellectual Property.

(j)     There is no basis on which any third party (other than a licensor under a Third Party Intellectual Property License) could claim rights in, or challenge the enforceability of, the Matrix Intellectual Property on any equitable basis, including laches, equitable estoppel or implied license.

(k)    To the Knowledge of Matrix, except as set forth in Section 3.13(k) of the Disclosure Letter, there are no unauthorized uses, disclosures, infringements, or misappropriations by any Person of any Owned Matrix Intellectual Property or any breaches by any Person of any licenses or other agreements involving Owned Matrix Intellectual Property.  Matrix has not given any notice of infringement to any third party with respect to any Matrix Intellectual Property.

(l)     All reagents, together with their current licensing status and the amount of the research or commercial royalties or licensing fees payable for the use of such reagents used (i) in the products currently sold or distributed by Matrix are set forth in Section 3.13(l)(i) of the Disclosure Letter and (ii) in the products currently in development or contemplated by Matrix to be sold or distributed in the future, are set forth in Section 3.13(l)(ii) of the Disclosure Letter.  All such reagents are made by Persons who are not Affiliates of Matrix.  Some or all of such reagents are protected by Patents or other Intellectual Property of such un-Affiliated Persons and may require payment of royalties or licensing fees, or other additional costs (all of which are disclosed in Sections 3.13(l)(i) and (ii) of the Disclosure Letter) beyond those needed to purchase such reagents for research use if the reagents are used in commercialized products, or if regulatory approval for sale of products is obtained.  All royalties and licensing fees paid by Matrix for the use of reagents were properly classified under the applicable agreement or arrangement as being paid for research or commercial use, as applicable.

Section 3.14         Employee Plans.

(a)    Schedule of Plans.  Section 3.14(a) of the Disclosure Letter lists each of the following that Matrix or any ERISA Affiliate maintains, is required to contribute to or otherwise participates in or as to which Matrix or any ERISA Affiliate has any liability or obligation, whether accrued, contingent or otherwise:

(i)            any “employee pension benefit plan” (as defined in the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (“Pension/Profit-Sharing Plan”), including any pension, profit-sharing, retirement, thrift or stock bonus plan;

(ii)           any “employee welfare benefit plan” (as defined in ERISA);

(iii)          any “multi-employer plan” (“Multi-Employer Plan”),  “multiple employer plan,” “multiple employer welfare arrangement” or “voluntary employees’ beneficiary account” (all as defined in ERISA and/or the Code);

(iv)          any other compensation, stock option, restricted stock, fringe benefit, equity or retirement plan, program, policy, understanding or arrangement of any kind whatsoever, whether formal or informal, not included in the foregoing and providing for benefits for, or the welfare of, any or all of the Participants, including any health, life insurance, retiree medical, bonus, employment, consulting, employee leasing, incentive, retention or severance arrangement, and all outstanding stock options, restricted shares, phantom stock awards, stock appreciation rights, performance share unit awards or cash or other similar incentive awards thereunder;

(all of the foregoing in items (i), (ii), (iii) and (iv) being referred to as “Employee Plans”).

(b)    Absence of Certain Types of Plans.  Except as set forth in Section 3.14(b) of the Disclosure Letter, neither Matrix nor any ERISA Affiliate has at any time incurred any liability under any Employee Plan described in Section 3.14(a)(iii), including any liability, joint or otherwise, under ERISA Title IV for a complete or partial withdrawal from any Multi-Employer Plan.  Except as set forth in Section 3.14(b) of the Disclosure Letter, no Employee Plan provides retiree health, retiree life insurance, or other post-retirement welfare benefits to any person, and neither Matrix not any ERISA Affiliate is contractually or otherwise obligated (whether or not in writing) to provide any person with health benefits, life insurance, or other post-retirement welfare benefits upon retirement or other termination of employment, other than as required by the provisions of ERISA Sections 601 through 608 and Code Section 4980B and applicable state law.  None of the Employee Plans that provide medical, health or life benefits are self-insured.

(c)    Employee Plans Documentation.  Matrix has delivered to Immucor (and Section 3.14(c) of the Disclosure Letter lists each item delivered) copies of the following: (i) each written Employee Plan, as amended; (ii) all Internal Revenue Service (“IRS”) determination and opinion letters issued with respect to any Pension/Profit-Sharing Plan, as applicable; (iii) the three (3) most recent actuarial valuations (if any) for any Pension/Profit-Sharing Plan, as applicable; (iv) the three (3) most recent annual reports on the Form 5500 series, including all schedules thereto; (v) each trust or custodial agreement, insurance contract or other document setting forth any other funding arrangement, if any, with respect to each Employee Plan; (vi) each administrative or other similar agreement with respect to the Employee Plans; (vii) the most recent ERISA summary plan description (including any summaries of material modifications) or other summary of plan provisions distributed to participants or beneficiaries for each Employee Plan; (viii) all materials submitted to or received from the IRS, the U.S. Department of Labor (“DOL”), the Pension Benefit Guaranty Corporation (“PBGC”) or other Governmental Entity concerning any pending matter with respect to any Employee Plan; (ix) each Registration Statement, amendment thereto and prospectus relating thereto filed with the SEC or furnished to participants in connection with any Employee Plan; (x) written descriptions of all non-written agreements relating to the Employee Plans; (xi) a current sample of each notice or agreement required to be provided to any party pursuant to Code Section 4980B or ERISA Section 601 et seq. (“COBRA”) and Code Section 9801 or ERISA Section 701 et seq. (“HIPAA”); and (xii) any nondiscrimination tests performed in the last three plan years.

(d)    Compliance.  The Employee Plans have been established, maintained, administered and their assets have been invested in accordance with their terms and with all provisions of the Code, ERISA and other applicable Laws.  Each of Matrix and all ERISA Affiliates have complied in all material respects with all of their obligations under each of the Employee Plans and with all provisions of the Code, ERISA and any and all other applicable Laws.  Except as set forth in Section 3.14(d) of the Disclosure Letter, all Pension/Profit-Sharing Plans and related trusts that are intended to satisfy payment of Code Sections 401(k) and 501, respectively, (i) have received a favorable determination letter from the IRS to the effect that they are qualified under Code Sections 401(a) and 501, both as to the original plan and all restatements or material amendments and (ii) have never been subject to any assertion by any Governmental Entity that they are not so qualified.  No Employee Plan is subject to an audit by the IRS, DOL or any other Governmental Entity at this time nor is it, and, to the Knowledge of Matrix, there is no event or reason it would become, the subject of any voluntary compliance program, amnesty program, closing agreement or other similar programs, and no completed audit, compliance filing, closing agreement or similar action or agreement has resulted in the imposition of any Tax or penalty that has not been satisfied.

(e)    Accruals; Funding.

(i)            Pension/Profit-Sharing Plans.  Except as set forth in Section 3.14(e) of the Disclosure Letter: (1) none of the Employee Plans is a Pension/Profit-Sharing Plan subject to ERISA Title IV (including those for retired, terminated or other Participants) or the minimum funding requirements of ERISA Section 302 or Code Section 412 and (2) none of Matrix or any ERISA Affiliate has terminated any Pension/Profit-Sharing Plan subject to Title IV as to which there is any remaining liability, or incurred any outstanding liability under ERISA Section 4062 to the PBGC or to a trustee appointed under ERISA Section 4042.

(ii)           Contributions.  Except as set forth in Section 3.14(e) of the Disclosure Letter:  (1) Matrix and each ERISA Affiliate have made full and timely payment of all amounts required to be contributed under the terms of each Employee Plan and applicable Law, or required to be paid as expenses under such Employee Plan, including administrative expenses, PBGC premiums and amounts required to be contributed under Code Section 412; (2) all contributions have been made in accordance with the actuarial recommendations; and (3) no excise taxes may be assessed as a result of any nondeductible or other contributions made or not made to an Employee Plan.

(f)     Reporting and Disclosure.  Summary plan descriptions and all other returns, reports, registration statements, prospectuses, documents, statements and communications that are required to have been filed, published or disseminated under the Code, ERISA or other Law and the rules and regulations promulgated by the Treasury Department, the DOL or by the SEC or any other Governmental Entity with respect to the Employee Plans have been so filed, published or disseminated.

(g)    Claims.  Other than claims for benefits arising in the ordinary course of the administration and operation of the Employee Plans, no Claims, investigations, arbitrations or governmental investigations are pending or, to the Knowledge of Matrix, threatened with respect to any Employee Plan, Matrix, any ERISA Affiliate, any trust or arrangement created under or as part of any Employee Plan, any trustee, fiduciary, custodian, administrator or other Person holding or controlling assets of any Employee Plan, and no basis to anticipate any such claim or claims exists.

(h)    Prohibited Transactions; Terminations; Other Reportable Events.  Except as set forth in Section 3.14(h) of the Disclosure Letter, neither Matrix, any ERISA Affiliate, any Employee Plan, any trust or arrangement created under any of them, nor, to the Knowledge of Matrix, any trustee, fiduciary, custodian, administrator or any other person or entity holding or controlling assets of any of the Employee Plans has engaged in any “prohibited transaction” (as such term is defined in ERISA or the Code) that could subject any of Matrix, any ERISA Affiliate or any Employee Plan to any Tax, penalty or other cost or liability of any kind.

(i)     Creation of Obligations By Reason of the Merger.  Except as set forth in Section 1.7 of this Agreement and Section 3.14(i) of the Disclosure Letter, the execution and delivery of the Matrix Delivered Agreements and the consummation of the transactions contemplated by the Matrix Delivered Agreements will not constitute an event under any Employee Plan that will or may result in any payment (whether severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Participant, including any obligation to make a payment that would be nondeductible under Code section 280G or any other Code provision.

(j)     Employee Recharacterization.  Neither Matrix nor any ERISA Affiliate has or could have any liability arising from the recharacterization of any Person engaged by Matrix or any ERISA Affiliate as an independent contractor, leased employee, consultant or similar service provider as an employee of Matrix or any ERISA Affiliate.

(k)    Code Section 409A.  Any Employee Plan that constitutes a nonqualified deferred compensation plan (within the meaning of Code Section 409A) is listed on Section 3.14(k) of the Disclosure Letter (each a “409A Plan”).  Each 409A Plan has been amended or may be amended under IRS Notice 2007-86 to comply with and has been operated in accordance with the requirements of Code Section 409A so as to avoid the imposition of taxation under Code Section 409A(a)(1).

Section 3.15         Taxes.

(a)    Filing of Returns; Payment of Taxes; Liens.  Except as set forth in Section 3.15(a) of the Disclosure Letter: (i) all returns of every nature of Taxes required to be filed by Matrix have been timely and otherwise properly filed, and no extensions of time in which to file any such returns are in effect; (ii) Matrix has paid and satisfied on or before their respective due dates all Taxes for periods covered by such returns; and without limiting the foregoing, Matrix has made estimated Tax payments sufficient to pay all Taxes for the period ended December 31, 2007 and has made all estimated payments for periods thereafter in accordance with applicable Law and in an amount sufficient to pay the Taxes for such period (and not just the minimum amounts necessary to comply with estimated payment requirements of applicable Law); (iii) all Taxes and other amounts that Matrix is or was required by applicable Law to withhold or collect have been duly withheld and collected and have been paid over to the proper Governmental Entities in accordance with applicable Law; (iv) there are no Liens for Taxes on any of Matrix’s assets other than any Lien imposed by applicable Law for property Taxes for the current Tax period that are not yet due and payable; and (v) no claim has been made in writing against Matrix relating to any of its assets by any Governmental Entity in any jurisdiction in which Matrix did not file sales, use, value-added or similar Tax returns or other required filings or did not pay any such Taxes, that Matrix is or may be subject to any such Tax by that jurisdiction..

(b)    Filing of Returns; Payment of Taxes; Liens.  Section 3.15(b) of the Disclosure Letter discloses the most recent audit or examination of Matrix with respect to each of income Taxes, municipal license Taxes, real property Taxes, sales and use Taxes and personal property Taxes.  Except as set forth in Section 3.15(b) of the Disclosure Letter: (i) no audit of the returns of Matrix’s Taxes is currently being conducted (nor has any audit been conducted), and Matrix has not received from any Governmental Entity with jurisdiction or other authority as to Taxes (a “Tax Authority”) either a notice that it intends to conduct any other audit of returns of Taxes or any request for information with respect to Taxes; (ii) without limiting Subsection (a) above, all Taxes asserted (and other matters required) as a result of such examinations have been paid or finally settled; (iii) there are no outstanding agreements or waivers extending the statutory period of limitation applicable to any return of Taxes for any period with respect to Matrix; and (iv) there are no outstanding requests by Matrix for rulings from, or closing agreements with, any Tax Authority.

(c)    No Special Tax Status.  Matrix has no special Tax status granted by any Governmental Entity or under any applicable Law.

(d)    Absence of Code § 338 and Subchapter S Elections.  Matrix has not filed an election, and has not been deemed to have made an election, under Code § 338 and has not elected to be taxed as a “small business corporation” under Code Subchapter S.

(e)    Industrial Development Bonds.  Except as set forth in Section 3.15(e) of the Disclosure Letter: (i) no assets owned, leased or used by Matrix or by any “Related Person” (as that term is defined in Section 103(b)(6)(C) of the Internal Revenue Code of 1954, as amended but not as superseded by the Code (the “‘54 Code”) and Code § 144(a)(3)) have been financed by currently outstanding industrial development bonds within the meaning of ‘54 Code § 103(b) or private activity bonds within the meaning of Code § 141(a); (ii) neither Matrix nor any Related Person leases space in or occupies any building which has been so financed; and (iii) neither Matrix nor any Related Person acquires goods or services made available at a facility financed by industrial development bonds or private activity bonds of which Matrix is a “principal user” within the meaning of Code § 141(a) or ‘54 Code § 103(b).

(f)     Excess Parachute Payments.  Matrix has not made any payment which constitutes an “excess parachute payment” within the meaning of Code Section 280G, and, except as set forth in Section 3.15(f) of the Disclosure Letter, no payment by Matrix required to be made will, if made, constitute an “excess parachute payment” within the meaning of Code Section 280G.

(g)    NOL’s.  As of December 31, 2007, the consolidated net operating loss of Matrix was not less than $45,300,000.

Section 3.16         Title to Properties; Adequacy.

(a)    Section 3.16(a) of the Disclosure Letter lists all of the leases (the “Leases”) for real or personal property to which Matrix is a party and describes the leased assets.  Matrix does not own any real property.

(b)    Matrix has good and marketable title to or valid leasehold interests in all properties and assets that are material to the conduct of the Business of Matrix, including those reflected in the 2006 Balance Sheet (or acquired after the date of the 2006 Balance Sheet by Matrix), or not reflected on the 2006 Balance Sheet but used by Matrix, except for assets and properties sold, consumed or otherwise disposed of in the ordinary course of business since January 1, 2007 (which, to the extent material, are disclosed in Section 3.16(b) of the Disclosure Letter) (collectively, the “Properties”), free and clear of any title defects or Liens, except Liens for current ad valorem Taxes and assessments not in default.

(c)    No Person other than Matrix is currently entitled to possession of any of the Properties, whether owned or leased by Matrix.  The buildings, structures and improvements owned or leased by Matrix conform in all material respects to all applicable Laws, including zoning regulations, none of which would upon consummation of the transactions contemplated hereby materially adversely interfere with the use of such Properties, buildings, structures or improvements for the purposes for which they are now utilized.  Except as set forth in Section 3.16(c) of the Disclosure Letter, (i) each of the Properties is adequate in all material respects for the operations for which it is being used by Matrix, (ii) each of the Properties is in reasonably good repair and operating condition, normal wear and tear excepted, and (iii) the Properties constitute all of the properties that Matrix uses in connection with the operation of its Business.

Section 3.17         Contracts.  Section 3.17 of the Disclosure Letter sets forth an accurate and complete list of each written and each oral agreement, contract, obligation, promise, or undertaking (including any and all amendments thereto) to which Matrix is a party or by which Matrix is bound which (a) relates to any Indebtedness; (b) is with any customer or supplier or which involves expenditures in excess of $50,000; (c) is a collective bargaining agreement; (d) obligates Matrix or any of its Affiliates not to compete with any business or in any territory or which otherwise restrains or prevents Matrix or any of its Affiliates from carrying on any lawful business; (e) relates to employment, compensation, severance, consulting or indemnification between Matrix and any of its present or former officers, directors, employees or consultants who are entitled to compensation thereunder (other than indemnification of officers and directors under corporate charter or bylaw provisions); (f) involves the grant by or to Matrix of exclusive rights; (g) is an exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract or any other similar arrangement whether entered into for Matrix’s account or for the account of one or more of its customers; (h) imposes confidentiality requirements on Matrix or any of its Affiliates; or (i) is otherwise material to the assets, Business, operations, financial condition or prospects of Matrix (collectively, the “Matrix Contracts”).  All of the Matrix Contracts and Leases are enforceable by Matrix in accordance with their terms except to the extent that such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws and court decisions relating to or affecting the enforcement of creditors’ rights generally, and is subject to general principles of equity.  Matrix has not received or given any notice of termination with respect to any of the Matrix Contracts or Leases.  Except as set forth in Section 3.17 of the Disclosure Letter, Matrix is not in breach or default in any material respect under (and no event has occurred which with notice or the passage of time or both would constitute a breach or default under) any Matrix Contract or Lease nor, to the Knowledge of Matrix, is any other party to any of the Matrix Contracts or Leases in default in any material respect thereunder (and no event has occurred which with notice or the passage of time or both would constitute a breach or default thereunder).  Matrix has provided or made available to Immucor true and complete copies of all of the Matrix Contracts and Leases.

Section 3.18         Inventory.  Except as set forth in Section 3.18 of the Disclosure Letter, the inventories as reflected in the Matrix Financial Statements and in the books and records of Matrix: (a) are determined and valued (with appropriate reserves) in accordance with GAAP applied on a consistent basis; and (b) consist of items that are salable in the ordinary course of business (subject to the inventory reserves shown in the Matrix Financial Statements), are currently being sold (or reasonably expected to be sold during the twelve (12) months following the Closing) and are not excessive in the Business’ current circumstances.  Except as set forth in the Matrix Financial Statements or Section 3.18 of the Disclosure Letter, to the knowledge of Matrix, no inventory sold by Matrix is subject to returns or recalls.

Section 3.19         Accounts Receivable.  Matrix’s accounts receivable: (a) are valid and existing and collectable in the ordinary course of business (subject to the bad debt reserves shown in the Matrix Financial Statements); (b) represent monies due for goods sold and delivered or services rendered in the ordinary course of business; and (c) to the knowledge of Matrix, are subject to no refunds or other adjustments (except discounts for prompt payment given in the ordinary course of business that are described in Section 3.19 of the Disclosure Letter) or to any defenses, rights of set-off, assignments, restrictions, security interests, encumbrances or conditions enforceable by third parties on or affecting any of them.  The bad debt reserves in the Matrix Financial Statements are adequate, determined in accordance with GAAP and calculated consistent with past practice.  Except as set forth in Section 3.19 of the Disclosure Letter, none of the accounts receivable of Matrix represents obligations for goods sold on consignment, on approval or on a sale-or-return basis or subject to any other repurchase or return arrangement.

Section 3.20         Defective Products; Product Liability; Product Recalls.

(a)    Except as set forth in Section 3.20(a) of the Disclosure Letter: (i) Matrix has maintained accurate sales records and order backlog with respect to all products and services; and (ii) each of Matrix’s products and services comply in all material respects with applicable Law and with each warranty, guaranty or claim made by Matrix or implied by applicable Law.  Since January 1, 2006, no product manufactured, sold, leased, licensed or delivered by Matrix has been subject to any product warranty beyond the applicable standard product warranties which are set forth in Section 3.20(a) of the Disclosure Letter.

(b)    Matrix has complied in all material respects with all applicable Laws with respect to its products and services, including those of the United States Food and Drug Administration, the Consumer Product Safety Commission and the United States Environmental Protection Agency.  Section 3.20(b) of the Disclosure Letter sets forth all correspondence with any Governmental Entity alleging any non-compliance with applicable Law with respect to the products and services of Matrix.

(c)    Except as set forth in Section 3.20(c) of the Disclosure Letter, all of Matrix’s products are and have been merchantable, free from defects in material, workmanship and design, perform in all material respects in the manner, and have the functionality, described in the Memorandum or in the Matrix promotional materials and technical documentation about such products, and are suitable for the purpose for which they were sold.  Except as disclosed in Section 3.20(c) of the Disclosure Letter, Matrix’s products have not been subject to any product recall (including any safety related recall) or service bulletin and there is no fact or facts existing which may reasonably be expected to result in any such recall or service bulletin.  Except as disclosed in Section 3.20(c) of the Disclosure Letter, there is no legal action, Claim, arbitration, or other legal or administrative proceeding or investigation before any Governmental Entity pending or, to the Knowledge of Matrix, threatened, involving any product liability, product recall or otherwise involving any product of Matrix.

Section 3.21         Major Customers.  Section 3.21 of the Disclosure Letter sets forth (a) the name of all Distributors and End-User Customers of Matrix during the two-year period ended December 31, 2007, and (b) the name of all Distributors and End-User Customers listed pursuant to (a) above as to which Matrix has received a termination notice or, to the Knowledge of Matrix, as to which Matrix has a reasonable basis to believe that such customer will terminate its relationship with Matrix or materially reduce its future purchases from Matrix.  Except as set forth in Section 3.21 of the Disclosure Letter, a valid and enforceable purchase order has been issued and is currently outstanding under each Matrix Contract with an End-User Customer or a Distributor and all amounts payable to Matrix under such purchase order are consistent with the amounts specified in the relevant Matrix Contract.

Section 3.22         Major Suppliers.  Section 3.22 of the Disclosure Letter sets forth (a) the name of each supplier of Matrix which was among the ten (10) suppliers which generated the greatest amount of expense during the two-year period ended December 31, 2007 and (b) the name of each supplier listed pursuant to (a) above and as to which Matrix has received a termination notice or, to the Knowledge of Matrix, as to which Matrix has a reasonable basis to believe that such supplier will terminate its relationship with Matrix or materially reduce its future sales to Matrix.

Section 3.23         Labor Relations.

(a)    Except as set forth in Section 3.23(a) of the Disclosure Letter, Matrix is and since January 1, 2003, has been, in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages and hours, and is not engaged in any unfair labor or unlawful employment practice.  There is no unlawful employment practice or discrimination charge pending involving Matrix before any Governmental Entity, nor is there any pending or, to the Knowledge of Matrix, basis for or threatened, unfair labor practice charge or complaint against Matrix before any Governmental Entity.

(b)    Except as set forth in Section 3.23(b) of the Disclosure Letter, Matrix is not party to or is bound by any agreement, arrangement or understanding with any employee or consultant that cannot be terminated on notice of (90) or fewer days or that entitles any employee or consultant to receive any salary continuation or severance payment or retain any specified position with Matrix.

(c)    There is no labor strike, dispute, slowdown or stoppage pending or, to the Knowledge of Matrix, threatened against or involving or affecting Matrix, nor has Matrix experienced any labor interruptions during the past three years.  No grievance or arbitration proceeding is pending and, to the Knowledge of Matrix, no written claim therefor exists involving Matrix.  There is no collective bargaining agreement that is binding on Matrix.  No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent (i) holds bargaining rights with respect to any employees of Matrix; or (ii) has applied to be certified as the bargaining agent of any employees of Matrix.

(d)    Section 3.23(d) of the Disclosure Letter contains a true and complete list of all employees of Matrix working under USCIS authorization in E, F, H, J, L, M, O, P or TN visa status, together with a listing of each such employee’s visa status and visa expiration date.  Matrix has not had any immigration violations, nor has it employed individuals not authorized to work in the United States.

Section 3.24         Insider Interests.  Except as set forth in Section 3.24 of the Disclosure Letter, no Affiliate, officer, director, stockholder, employee, holder of Matrix Options, former member or former manager of Matrix, nor any of their Affiliates, (a) has any agreement with Matrix or any interest in any property, real or personal, tangible or intangible, owned or used by Matrix or previously owned or used by Matrix (other than cash); (b) has any pending or, to the Knowledge of Matrix, threatened Claim against Matrix, except for accrued compensation, benefits (including stock options issued as of the date hereof) and expenses incurred in the ordinary course of business with respect to employees of Matrix; or (c) has any direct or indirect equity interest in any supplier or customer of Matrix.  Except as set forth in Section 3.24 of the Disclosure Letter, Matrix has not extended or modified credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of Matrix.

Section 3.25         Insurance.  Matrix maintains the amount and scope of all insurance policies or contracts providing coverage as summarized and set forth in Section 3.25 of the Disclosure Letter.  All such policies or contracts of insurance are sufficient for compliance in all material respects with all Laws and of all agreements to which Matrix is a party, and have been issued by insurers, which, to the Knowledge of Matrix, are responsible and financially sound.  All insurance policies pursuant to which any such insurance is provided are in full force and effect and no effective written notice of cancellation or termination of any such insurance policies has been given to Matrix by the carrier of any such policy.  All premiums required to be paid in connection therewith have been paid in full.

Section 3.26         Corporate Records.  The corporate record books (including the share transfer records) of Matrix are complete, accurate and up to date in all material respects with all necessary signatures and set forth all meetings and actions taken by the stockholders and directors (or members and managers, as applicable) of Matrix and its predecessors and all transactions involving shares or other equity units of Matrix and its predecessors (and contain all canceled certificates).  Matrix has provided to Immucor prior to the date hereof true, correct and complete copies of all such records.

Section 3.27         Bank Accounts.  Section 3.27 of the Disclosure Letter lists all bank, money market, savings and similar accounts and safe deposit boxes of Matrix, specifying the account numbers, the authorized signatories or persons having access to them, and Matrix will separately furnish to Immucor at Closing the passwords used to access such accounts, including through voice response and internet services.

Section 3.28         Accounting Controls.  Except as set forth in Section 3.28 of the Disclosure Letter, to the Knowledge of Matrix, (i) all material transactions of Matrix are executed in accordance with management’s general or specific authorization; (ii) all material transactions of Matrix are recorded as necessary to permit the preparation of financial statements in conformity with GAAP consistently applied or any other criteria applicable to such statements; and (iii) access to the material property and assets of Matrix is permitted only in accordance with management’s general or specific authorization.  Section 3.28 of the Disclosure Letter lists, and Matrix has delivered to Immucor copies of, all written descriptions of, and all policies, manuals and other documents promulgating, disclosure controls and procedures to the extent such materials are of general applicability with respect to the disclosure controls and procedures of Matrix.

Section 3.29         Board Recommendation.  The Board of Directors of Matrix, at a meeting duly called and held, has by the unanimous vote of the directors (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, the execution and delivery of the Matrix Delivered Agreements and other agreements and arrangements, and the transactions contemplated thereby, taken together, are advisable and fair to and in the best interests of the stockholders of Matrix and has approved the same, and (ii) resolved to recommend that the stockholders of Matrix approve this Agreement and the transactions contemplated herein, including the Merger.  Such resolutions have not been rescinded or modified and are in full force and effect.

Section 3.30         Combinations Involving Matrix.  All mergers, consolidations or other business combinations involving Matrix, all conversions or other changes of Matrix’s business form, and all liquidations, purchases or other transactions by which Matrix acquired or disposed of a material portion of any of its Business or properties (collectively, the “Prior Transactions”) were conducted in compliance with applicable charter documents, bylaws, any other applicable agreements, instruments and documents and applicable Laws.  Except as disclosed in Section 3.30 of the Disclosure Letter, none of the parties to any of the Prior Transactions have made any claims against any other party or parties thereto for any breach of the definitive documents for such transaction.

Section 3.31         Brokers, Finders and Investment Bankers.  Except as disclosed in Section 3.31 of the Disclosure Letter, neither Matrix nor any of its officers, directors or employees has employed any broker, finder or investment banker or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders’ or similar fees in connection with the transactions contemplated by this Agreement.

Section 3.32         Information Statement; Warranties True and Correct.  None of the information supplied or to be supplied by Matrix in writing for inclusion in the Information Statement as of each Mailing Date shall contain any untrue statement of a material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  No representation or warranty by Matrix in any Matrix Delivered Agreement and no statement in any Section of the Disclosure Letter contains or will contain any untrue statement of a material fact, or omits or will omit, a material fact, necessary to make any statement in any of them not misleading.  The foregoing representations and warranties are in addition to, and do not limit in any way whatsoever, any other representation or warranty in this Article III.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF IMMUCOR

Immucor and Merger Sub, jointly and severally, represent and warrant to Matrix as follows:

Section 4.1            Organization and Qualification.  Immucor is a corporation duly organized, validly existing and in good standing under the laws of the State of Georgia and has the corporate power and authority to own all of its properties and assets and to carry on its business as it is now being conducted.  Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to own all of its properties and assets and to carry on its business as it is now being conducted.  Each of Immucor and Merger Sub is duly qualified to do business and is in good standing in all jurisdictions in which it is required to be qualified and in which the failure to be so qualified would not have an Immucor Material Adverse Effect.  Immucor is the sole stockholder of Merger Sub.

Section 4.2            Authority.  Each of Immucor and Merger Sub has the corporate power and authority to execute and deliver this Agreement and any other agreements, instruments and documents executed and delivered by Immucor and Merger Sub pursuant to this Agreement (this Agreement and such other agreements, instruments and documents are collectively referred to as the “Purchaser Delivered Agreements”) and to consummate the transactions contemplated by, and otherwise to comply with and perform its obligations under, them.  The execution and delivery by Immucor and Merger Sub of the Purchaser Delivered Agreements and the consummation by Immucor and Merger Sub of the transactions contemplated on its part thereby have been duly authorized by each of them by all necessary corporate action.  The Purchaser Delivered Agreements will, when executed and delivered by Immucor and Merger Sub, constitute valid and binding obligations of Immucor and Merger Sub enforceable against Immucor and Merger Sub, in accordance with their terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws and court decisions relating to or affecting the enforcement of creditors’ rights generally (including statutory or other Laws regarding fraudulent transfers), and is subject to general principles of equity.

Section 4.3            No Consents Required.  Except for (i) the pre-merger notification requirements of the HSR Act and the rules and regulations thereunder, if required, and (ii) the filing of the Certificate of Merger, no Authorization of or with any Governmental Entity is required in connection with the execution and delivery of the Purchaser Delivered Agreements by Immucor or the consummation by Immucor and Merger Sub of the transactions contemplated by, or other compliance with or performance under, the Purchaser Delivered Agreements.

Section 4.4            Absence of Violations or Conflicts.  Subject to obtaining the Authorizations of Government Entities contemplated by Section 4.3, the execution and delivery of the Purchaser Delivered Agreements by Immucor and Merger Sub and the consummation by Immucor and Merger Sub of the transactions contemplated by, or other compliance with or performance under, them do not and will not with the passage of time or the giving of notice or both (a) constitute a violation of, be in conflict with, constitute a default or require any payment under, permit a termination of, or result in the creation or imposition of any Lien upon any assets of Immucor and Merger Sub under (i) any material contract, agreement, commitment, undertaking or understanding (including rights of refusal or similar rights or other transfer restrictions) to which Immucor or Merger Sub is a party, by which it is bound or to which any of its assets are subject, (ii) any Governmental Order to which Immucor or Merger Sub is subject, (iii) any Laws to which Immucor or Merger Sub is subject or (iv) the certificate of incorporation or bylaws or other governing documents of Immucor or Merger Sub; or (b) create, or cause the acceleration of the maturity of, any debt, obligation or liability of Immucor or Merger Sub;  except, in the case of (a)(i), (a)(ii) and (b), where such violation, conflict, default, termination or imposition could not reasonably be expected to have an Immucor Material Adverse Effect or restrict the transactions contemplated in this Agreement.

Section 4.5            Litigation.  As of the date of this Agreement, there is no Claim pending or, to the Knowledge of Immucor, threatened against or affecting Immucor at law or in equity, or before or by any arbitrator or Governmental Entity which would adversely affect Immucor’s performance of its obligations under this Agreement or the consummation of the transactions contemplated hereby or otherwise could be reasonably expected to have an Immucor Material Adverse Effect (other than any Claims reflected in Immucor’s SEC filings, as to which Claims no representation or warranty is made).

Section 4.6            Brokers, Finders and Investment Bankers.  Except for TM Capital Corp., neither Immucor, Merger Sub nor any of their officers, directors or employees has employed any broker, finder or investment banker or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders’ or similar fees in connection with the transactions contemplated by this Agreement.

Section 4.7            Financial Ability.  Immucor has the financial ability to consummate the transactions contemplated by this Agreement.

ARTICLE V.
ADDITIONAL COVENANTS AND AGREEMENTS

Section 5.1            Preparation of Information Statement; Majority Stockholders Consent.

(a)    As soon as practicable following the date of this Agreement, Matrix, in cooperation with Immucor, shall prepare an information statement (the “Information Statement”) as Matrix deems necessary or appropriate that complies in all material respects with applicable provisions of Delaware corporate law and federal and state securities laws, in each case as applicable to transactions of the type contemplated by this Agreement.  Matrix shall use reasonable best efforts to cause the Information Statement to be mailed to the Matrix Shareholders on a timely basis.  Matrix will provide Immucor and its counsel the reasonable opportunity to review and approve such information as set forth in the Information Statement prior to the mailing thereof to the Matrix Shareholders.

(b)    If prior to the Effective Time, any event occurs with respect to Matrix, or any change occurs with respect to information included in the Information Statement, Matrix shall promptly notify Immucor of such event, and Matrix and Immucor shall cooperate in disseminating the information to the Matrix Shareholders in an appropriate manner.

(c)    As soon as practicable following the date of this Agreement, Matrix shall solicit from Persons holding the Preferred Class Merger Votes written consent of such Matrix Shareholders in lieu of a meeting of the Matrix Shareholders for purposes of obtaining the Required Merger Stockholder Votes (the “Majority Stockholders Consent”).  Such Majority Stockholders Consent shall be obtained by Matrix in accordance with Section 228 of the DGCL.  Promptly after receiving the Majority Stockholder Consent from the holders described above, Matrix shall provide notice thereof to the Matrix Shareholders entitled to receive notice thereof pursuant to Section 228 and Section 262(d)(2) of the DGCL, such notice to be in form and substance reasonably satisfactory to Immucor and to specify that further information regarding the matters described therein shall be provided in the Information Statement.  Matrix shall provide Immucor with a copy of all materials to be distributed to the Matrix Shareholders describing the transactions contemplated hereby not later than three days prior to distribution.  Matrix and Immucor each agree to execute and deliver such further documents and instruments and to do such other acts and things as may be required to complete all requisite corporate action in connection with the transactions contemplated by this Agreement.  All materials distributed to the Matrix Shareholders with respect to this Agreement or with respect to any description of appraisal rights available to such stockholders shall be in form and substance reasonably acceptable to Immucor and shall be in accordance with applicable Law.

Section 5.2            Conduct of Business Pending the Closing.  Except as may be contemplated by this Agreement or required by applicable Law, or as Immucor may otherwise consent to in writing (which consent shall not be unreasonably withheld or delayed), during the period from the date hereof to the Closing Date:

(a)           Operation of Matrix in the Ordinary Course of Business.  Other than as set forth in Section 5.2 of the Disclosure Letter, Matrix shall operate its Business in the ordinary and usual course in substantially the same manner as heretofore conducted.  Matrix shall (i) prepare and file all income Tax and other material Tax Returns and amendments thereto required to be filed by it during the period from the date of this Agreement until the Closing, and shall allow Immucor, at its request, to review all such Tax Returns prior to the filing thereof, which review shall not interfere with the timely filing thereof; (ii) timely pay all Taxes due and payable with respect to such Tax Returns; and (iii) comply in all material respects with all applicable Laws relating to the withholding of Taxes.

(b)           Forbearances by Matrix.  Without limiting the generality of Section 5.2(a), except as set forth in Section 5.2 of the Disclosure Letter, without the prior written consent of Immucor, which consent shall not be unreasonably withheld or delayed, Matrix shall not:

(i)            incur any Indebtedness or any other Liability other than current Liabilities (other than Indebtedness) incurred in the ordinary and usual course of business, or fail to pay any Liability when due or take or fail to take any action, the taking of which, or the failure to take of which, would permit any Liability to be accelerated;

(ii)           assume, guarantee, endorse or otherwise become responsible for the obligations of any other Person other than endorsements of negotiable instruments in the ordinary course of business, or make any loans or advances to any Person;

(iii)          declare, set aside or pay any dividend in cash or property with respect to its capital shares or declare or make any distribution in cash or property on, redeem, or purchase or otherwise acquire any Matrix Capital Stock, or split, combine or otherwise similarly change the outstanding shares of Matrix Capital Stock, or authorize the creation or issuance of or issue or sell (other than issuance of Matrix Common Stock upon exercise of Matrix Options outstanding on the date hereof) any capital shares or any securities or obligations convertible into or exchangeable for, or giving any Person any right to acquire from it, any of its capital shares, or agree to take any such action;

(iv)          mortgage, pledge or otherwise encumber any property or asset;

(v)           except for the New Subsidiary License, sell, lease, transfer or dispose of any of its properties or assets, waive or release any rights or cancel, compromise, release or assign any indebtedness owed to it or any claims held by it, except for sales of products in the ordinary and usual course of business;

(vi)          organize any Subsidiary other than New Subsidiary or make any investments of a capital nature either by purchase of shares or securities, contributions to capital, property transfers or otherwise, or by the purchase of any property or assets of any other Person;

(vii)         fail to perform its material obligations under Matrix Contracts or agreements with respect to Matrix Intellectual Property (except those being contested in good faith) or enter into (other than the New Subsidiary License), assume or amend in any material respect any material license, contract or commitment other than contracts to purchase or sell goods or provide services entered into in the ordinary and usual course of business;

(viii)        except for (A) payment of up to $500,000 in performance-based, pre-Closing bonuses to Matrix employees or (B) regularly scheduled increases in accordance with, and the determination of and payment of annual bonuses consistent with, normal prior practice (both as to timing and amount), increase in any manner the compensation or benefits of any of its officers or employees or other Persons, or pay or agree to pay any amount not required to be paid by any existing plan or agreement to any such officers or employees, or commit itself to or enter into any employment agreement or any benefit arrangement, including an incentive compensation, deferred compensation, change of control or similar arrangement, profit sharing, stock option, share purchase, savings, consulting, retirement or pension plan, award or arrangement with or for the benefit of any officer, employee or other Person;

(ix)           permit any insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated or any of the coverage thereunder to lapse, unless it makes its reasonable best efforts to obtain simultaneously with such termination or cancellation replacement policies providing substantially the same coverage on commercially reasonable terms and, if so available, such policies are in full force and effect;

(x)            amend its Certificate of Incorporation or Bylaws;

(xi)           enter into any union, collective bargaining or similar agreement;

(xii)          fail to pay any trade accounts payable or other amount due to suppliers or other creditors of Matrix as they become due in accordance with their terms (except those being contested in good faith);

(xiii)         acquire any other corporation, entity or business (whether by purchase of stock, acquisition of assets, merger or otherwise);

(xiv)        fail to take actions (including continued patent prosecution) necessary or appropriate to protect Matrix Intellectual Property diligently and substantially in the manner Matrix has protected the Matrix Intellectual Property prior to the date of this Agreement; or

(xv)         enter into an agreement to take any of the actions described in clauses (i) through (xiv).

Immucor acknowledges that, notwithstanding the foregoing, Immucor shall have no right to control in any manner the Business of Matrix between the date of this Agreement and the Closing Date.

(c)           Investigation.  After the date of this Agreement, Matrix shall permit Immucor to make or cause to be made such investigation of the Business and properties of Matrix and its financial and legal condition as Immucor deems necessary or advisable, provided that such investigations shall not unreasonably interfere with normal operations of Matrix.  Matrix shall permit Immucor and its authorized representatives to have full access to the premises, books and records of Matrix with reasonable prior notice and at reasonable hours, and shall furnish Immucor with such financial and operating data and other information with respect to Matrix as Immucor may from time to time reasonably request.  In addition, at the reasonable request of Immucor, representatives of Matrix shall meet from time to time with one or more representatives of Immucor to allow those Immucor representatives to ask questions about such books, records data and other information.

Section 5.3            Reasonable Best Efforts; Further Assurances; Cooperation.  Subject to the other provisions of this Agreement, each of the Parties hereto shall in good faith perform their obligations under this Agreement and shall use their reasonable best efforts to do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain all Authorizations and satisfy all conditions to the obligations of the Parties under this Agreement and to cause the transactions contemplated by this Agreement to be carried out promptly in accordance with the terms hereof and shall cooperate fully with each other and their respective officers, directors, employees, agents, counsel, accountants and other designees in connection with any steps required to be taken as part of their respective obligations under this Agreement, including cooperation with respect to the satisfaction of any of the conditions to the Closing set forth in Article VI.  Upon the execution of this Agreement and thereafter, each Party shall take such actions and execute and deliver such documents as may be reasonably requested by the other Parties hereto in order to consummate the transactions contemplated by this Agreement.  Without limiting the foregoing, Matrix and its accountants shall cooperate with Immucor in the preparation of and filing, in accordance with applicable Law, with the SEC and filing with other Governmental Entities of required reports of Immucor with respect to such financial statements and historical pro forma financial information of Matrix as may be required pursuant to the requirements of the SEC for filing set forth in Form 8-K under the Exchange Act.

Section 5.4            Expenses.  Except as otherwise provided in this Agreement, whether or not the transactions contemplated hereby are consummated, all costs and expenses (including any brokerage commissions or any finder’s or investment banker’s fees and including attorneys’ and accountants’ fees) incurred in connection with this Agreement and the transactions contemplated hereby shall be paid (a) by the Matrix Shareholders or from the Aggregate Merger Consideration, with respect to all such costs and expenses incurred by Matrix, and (b) by Immucor, with respect to all such costs and expenses incurred by Immucor (and Immucor’s fees and expenses shall include HSR filing fees).

Section 5.5            No Solicitation of Transactions.  Prior to the termination and abandonment of this Agreement, Matrix shall not, and shall cause the Affiliates that it controls, and its and their officers, directors and representatives, not to: (a) solicit, initiate or encourage submission of proposals or offers from any Person other than Immucor relating to any acquisition or purchase of all or a material part of the stock or assets of, or any merger, consolidation, share exchange or business combination with, or any recapitalization, restructuring or issuance or offering of debt or equity securities of, Matrix (an “Acquisition Proposal”); or (b) except as may be required by law but only prior to receipt of the Majority Stockholders Consent, participate in any discussions or negotiations regarding, or furnish to any Person other than Immucor and its representatives, any information with respect to, or otherwise cooperate in any way or assist, facilitate or encourage, or enter into any agreement or understanding with respect to, any Acquisition Proposal by any Person other than Immucor.  Matrix will immediately cease and cause to be terminated any existing activity, discussions or negotiations with any Person other than Immucor and its representatives conducted prior to the execution and delivery of this Agreement with respect to any Acquisition Proposal.  If, notwithstanding the foregoing, Matrix should receive any Acquisition Proposal or any inquiry regarding any such proposal from any Person, then Matrix shall promptly inform Immucor.

Section 5.6            Public Announcements.  The timing and content of all press releases or other announcements regarding any aspect of this Agreement to the financial community, Governmental Entities, employees or the general public by Immucor or Matrix prior to the Closing Date shall be subject to the other Parties’ prior approval, except as may be required by applicable Law or rule or regulation of a self-regulated organization to which such disclosing Party may be subject.  Notwithstanding the foregoing, Immucor and Matrix shall cooperate reasonably to prepare a joint press release to be issued with respect to the transactions contemplated hereby following the execution of this Agreement by all parties hereto.

Section 5.7            Filing under the HSR Act.

(a)    General.  The Parties acknowledge that the transactions contemplated by this Agreement will require filings with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice  (the “Antitrust Division”) under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”).

(b)    Filings.  The Parties will each promptly, but in no event later than ten (10) Business Days after the date of this Agreement, file or cause to be filed with the FTC and the Antitrust Division the notifications and reports required to be filed pursuant to the HSR Act in connection with the transactions contemplated by this Agreement and will undertake in good faith to file promptly any supplemental information which may be requested, which notifications and reports and filing of supplemental information will comply in all material respects with the requirements of such act.  The Parties will each furnish to the other such information as either may reasonably request to make such filings.  Immucor shall be responsible for any filing fees with respect to such filings.

(c)    Communications.  The Parties will each promptly inform the other of any material communication made to, or received by it from, the FTC or the Antitrust Division.  To the extent feasible, Matrix will seek to permit counsel for Immucor to participate in any discussions with the FTC or the Antitrust Division concerning the transactions contemplated by this Agreement.

(d)    Objections.  In furtherance and not in limitation of the agreements of the Parties contained in this Section 5.7, each Party shall use its reasonable best efforts to resolve such objections if any, as may be asserted by a Governmental Entity or other Person with respect to the transactions contemplated hereby under any applicable Law.  In connection with the foregoing, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any applicable Law, subject to the right of Immucor to terminate this Agreement pursuant to Section 8.1(e), each Party shall cooperate in all respects with the other and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.  Notwithstanding the foregoing or any other provision of this Agreement, nothing herein shall require Immucor to enter into any settlement agreement or consent decree or to undertake or agree to the disposition of any assets or businesses, the mandatory licensing of any intellectual property, or any operating or other restrictions on the conduct of its business or Matrix’s Business in order to resolve any such objection or resolve any such administrative or judicial actions or proceedings.

Section 5.8            Certain Employee and Employee Benefit Matters.  Matrix will cooperate with Immucor in allowing Immucor to interview and otherwise evaluate Matrix’s employees prior to the Effective Time.  Except as prohibited by Law, Matrix will provide Immucor prior to Closing with such information about the employees as Immucor may reasonably request.  Not less than ten Business Days before Closing, Immucor will provide Matrix with a list of those employees, if any, who Immucor does not wish to retain after the Effective Time (“Designated Matrix Employees”).  Matrix will take all actions necessary to terminate the employment of the Designated Matrix Employees as of the Effective Time in accordance with all applicable Laws.  All severance and other costs and liabilities related to such terminations of employment will be the responsibility of Matrix Shareholders and shall reduce the Aggregate Merger Consideration pursuant to Section 1.9(a)(v); provided, however, that the Aggregate Merger Consideration will not be so reduced by an amount equal to the aggregate amount, as certified by Immucor prior to the Effective Time, the Designated Matrix Employees would have been entitled to receive as severance pay under Immucor policies had they been employees of Immucor as of the Effective Time, assuming the Designated Matrix Employees had with Immucor the same period of service and compensation that they have with Matrix.  At the direction of Immucor prior to Closing, Matrix shall take all action required to terminate or amend the Matrix 401(k) plan to make it consistent with the Immucor 401(k) plan before Closing.  In addition, Matrix will take all actions necessary to terminate all employment agreements, change of control agreements and other agreements with officers, directors or employees pertaining to employment (other than confidentiality, inventions, non-solicitation and non-competition agreements in favor of Matrix, including employment agreements but only to the extent employment agreements contain confidentiality, inventions, non-solicitation and non-competition agreements in favor of Matrix) as of the Effective Time.  All termination and other costs and liabilities that relate to the arrangements contemplated by the foregoing sentence, including with respect to the termination of those arrangements, will be the responsibility of Matrix Shareholders and shall reduce the Aggregate Merger Consideration pursuant to Section 1.9(a)(v).  Following the Closing, Immucor shall cause the Surviving Corporation to pay all amounts due under the Employee Bonus Plan and the Closing Bonus Plan.

Section 5.9            Termination of Matrix Shareholder Agreements.  Matrix shall take all necessary actions required to terminate all agreements of the Matrix Shareholders with respect to any rights whatsoever of the Matrix Shareholders in the Matrix Capital Stock (collectively, “Matrix Shareholders Agreements”) including any rights granted therein with respect to the exchange of Matrix Capital Stock for securities issued in any recapitalization, merger, consolidation, share exchange, business combination or similar transaction, and all such Matrix Shareholders Agreements shall be terminated prior to or effective as of the Effective Time.

Section 5.10         Taxes.

(a)    To be Filed by the Matrix Shareholders.  The Shareholders Agent Committee will be responsible, at its expense, for causing the preparation of Matrix’s Tax Returns for the taxable periods ending on the day before the Closing Date, but Immucor will file such returns without any changes thereto.  As provided in Section 5.10(c) below, the

Matrix Shareholders will bear all such taxes, and the Matrix Shareholders will also bear all the Taxes they and Matrix incur as a result of the Merger.  Matrix will not make any election or take any action or position on any Tax Return filed after the date of this Agreement for or relating to any period ending on the day before the Closing Date with respect to any item of income, deduction or credit of Matrix that is inconsistent with any previous position or prior reporting without the consent of Immucor (which will not be unreasonably withheld or delayed) unless required by applicable Law.

(b)    To be Filed by Immucor.  Immucor will be responsible for filing Matrix’s Tax returns (i) for any taxable period beginning before and ending on or after (and including) the Closing Date (a “Straddle Period”) and (ii) for all Tax Returns of Matrix for taxable periods beginning on or after the Closing Date.  As provided in Section 5.10(c) below, the Matrix Shareholders will bear all Taxes for the portion of any Straddle Period ending on the day before the Closing Date as determined in accordance with Section 5.10(d) below, but Matrix will be responsible for Taxes for the other portions of Straddle Periods and for returns contemplated by clause (ii) in the foregoing sentence.

(c)    Matrix Shareholders’ Payments with Respect to Taxes. The aggregate amount of the Taxes on Tax Returns attributable to periods ending on the day before the Closing Date and the portion of any Straddle Periods ending on the day before the Closing Date as determined in accordance with Section 5.10(d) below (the “Specified Taxes”) is a Covered Loss to be satisfied pursuant to Section 11.2(a)(ii)(A) without being subject to arbitration or other challenges by the Matrix Shareholders.

(d)    Allocation of Taxes for Straddle Periods.  For purposes of Sections 5.10(b) and (c) above, whenever it is necessary to determine the liability for Taxes of the Matrix Shareholders and Matrix for a Straddle Period, the determination of the Taxes of Matrix for the portion of the Straddle Period ending on and including the day before the Closing Date (borne by the Matrix Shareholders) and the portion of the Straddle Period ending on or after the Closing Date (borne by Matrix) will be determined by assuming that the Straddle Period consisted of two taxable years or periods, one of which ended at the close of business on the day before the Closing Date and the other of which began at the opening of business on the Closing Date, and items of income, gain, deduction, loss or credit of Matrix for the Straddle Period will be allocated between such two taxable years or periods on a “closing of the books basis” by assuming that the books of Matrix were closed at the close of business on the day before the Closing Date; provided, however, that exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, will be apportioned between such two taxable years or periods on a daily basis.

(e)    No IRC § 338 Election.  The Matrix Shareholders and Immucor hereby acknowledge and agree that no election pursuant to Code § 338 will be made by Matrix or Immucor or the Matrix Shareholders in connection with the transactions contemplated by this Agreement.

(f)     Review of Tax Returns.  Any Tax Return prepared by the Shareholders Agent Committee for periods ending on the day before the Closing will be submitted to Immucor at least fifteen (15) days before its due date for its review.

(g)           Refunds.  The net operating loss represented in Section 3.15(g) is an important consideration for Immucor.  Immucor will be entitled to any refund of Taxes with respect to a taxable period ending or before the Closing Date.

(h)           Tax Audits.  Immucor will promptly notify the Shareholders Agent Committee upon its receipt of any notice of pending or threatened Tax audits, examinations or assessments with respect to taxable periods ending on the day before or before the Closing Date or any Straddle Period.  Immucor will have the right to control any Tax audit or administrative or other proceeding relating to taxable periods ending on or before the Closing Date.  The Shareholders Agent Committee will be entitled to participate at their expense in any Tax audit or administrative or other proceeding relating to Taxes attributable to the period ending on or before the Closing Date or to the portion of a Straddle Period ending on the day before the Closing Date.  If a proposed settlement of any audit or other proceeding relating to the period ending on or before the Closing Date or to a Straddle Period would have a material adverse effect on the Matrix Shareholders or Matrix for any period ending on or before the Closing Date, such settlement may not be entered into without the consent of the Shareholders Agent Committee (which will not be unreasonably withheld or delayed).

(i)               Cooperation on Tax Matters.  Immucor, Merger Sub, and the Shareholders Agent Committee will cooperate fully, as and to the extent reasonably requested by the other party, in connection with any Tax matters relating to Matrix (including the provision of reasonably relevant records or information).

Section 5.11                            New Subsidiary License and Operating Agreement.  Prior to the Closing, (a) Matrix shall, and shall cause New Subsidiary to, enter into the New Subsidiary License and (b) the operating agreement of the New Subsidiary shall be amended, if necessary, to reflect the terms of the rights and obligations of Matrix with respect to its ownership of membership interests in New Subsidiary as set forth in Exhibit C.

Section 5.12                            Trade Secrets Protocol.  Prior to Closing, Matrix shall disclose to Immucor in reasonable detail the Trade Secrets included in Matrix Intellectual Property related to those steps for producing encoded micro-particle bead libraries and assembling them in chips, as follows: (a) making the beads, (b) staining the beads, (c) attaching BSA to the beads, (d) attaching oligonucliotides to the BSA, (e) assembling functionalized beads on wafers in random arrays, (f) segmenting the wafers along etch lines into chips, and (g) quality control; and the Trade Secrets included in Matrix Intellectual Property related to the manufacture and process of the raw wafers used in the aforementioned chips. The disclosure process contemplated by this Section 5.12 for the manufacture of polystyrene beads will take place over a period of at least three days. At least one day (currently intended to be the first day) will be dedicated to the set up of the process; at least one day (currently intended to be the second day) will be dedicated to the actual manufacture of beads; and at least one day (currently intended to be the third day) will be dedicated to measurement of  the beads for proper size and consistency and quality control. Disclosure sessions will be scheduled by mutual consent of Matrix and Immucor, but not prior to the termination of the HSR Waiting Period unless Matrix agrees otherwise.

Section 5.13                            Actions to Avoid and Notices of Breaches of Representations and Warranties. Through the Closing, (a) each party will inform the other promptly in writing of any facts or circumstances that could be reasonably expected to constitute or result in a breach of any of its representations, warranties or covenants; and (b) without limiting the foregoing, consistent with applicable Law (including antitrust laws), Matrix will inform Immucor promptly of any issues or events that arise after the date of this Agreement and that are material to Matrix’s Business or prospects.

ARTICLE VI.

CONDITIONS PRECEDENT TO THE CLOSING

Section 6.1                                   Conditions of the Parties’ Obligations to Effect the Closing.  The respective obligations of the Parties to consummate the Merger and the other transactions contemplated hereby shall be subject to the satisfaction or waiver (if permitted by applicable Law or Governmental Order) by each Party prior to the Closing of the following conditions:

(a)            No Injunctions.  No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Governmental Order or Law that is in effect and that has the effect of making the Closing illegal or otherwise prohibiting consummation of the transactions contemplated by this Agreement, including the Merger; provided, however, that, to the extent otherwise required by this Agreement, each of the Parties shall have used its reasonable best efforts to prevent the entry of such Governmental Order and to appeal as promptly as possible any such Governmental Order that is entered, and diligently prosecute such appeal; provided, further, that this Section 6.1(a) will not be a condition to Closing for Matrix if the Governmental Order is issued in any suit brought by or otherwise sought by a Matrix Shareholder, a holder of Matrix Options or an Affiliate of Matrix.

(b)           Authorizations.  All Authorizations of Governmental Entities required to consummate the transactions contemplated by this Agreement, including the Merger, shall have been obtained, all such Authorizations shall remain in full force and effect, no appeal shall have been filed challenging any such Authorizations, all statutory waiting periods in respect thereof, including the HSR Waiting Period, shall have expired or been terminated or waived and, in the case of Immucor and Merger Sub, no such Authorizations or expiration of a statutory waiting period shall contain a materially adverse condition.

Section 6.2                                   Conditions to Obligations of Immucor and Merger Sub.  The obligation of Immucor and Merger Sub to consummate the Merger and the other transactions contemplated hereby shall be subject to the fulfillment, prior to or at the Closing, of each of the following conditions (any or all of which may be waived by Immucor):

(a)            Injunction, etc.  No Claim by the FTC, the Antitrust Division, or any other Governmental Entity shall have been instituted or threatened at any time based, in whole or in part, on information provided under the HSR Act and seeking to enjoin all or a part of the transactions contemplated hereunder.  In addition, no legal action, lawsuit or other legal proceeding shall have been instituted by any Person, or, to the Knowledge of Immucor, shall have been threatened by any Governmental Entity, which has not been withdrawn, dismissed or otherwise eliminated, and which seeks (i) to prohibit, restrict or delay consummation of the transactions contemplated hereby or to limit in any respect the right of Immucor to control the Business of Matrix after the Closing Date, or (ii) to subject Immucor, Merger Sub or their directors or officers to liability on the ground that it or they have violated any Law in relation to the transactions contemplated by this Agreement or based on the conduct of the Business and affairs of Matrix prior to the Effective Time, provided that in the case of either clause (i) or clause (ii) of this sentence, Immucor has made a good faith determination that such instituted or threatened legal action, lawsuit or other legal proceeding has or could reasonably be expected to have, individually or in the aggregate with all such legal actions, lawsuits or other legal proceedings and other events and circumstances, a Matrix Material Adverse Effect.

(b)           Representations and Warranties; Covenants and Agreements  The representations and warranties of Matrix contained in this Agreement (x) shall have been true and correct at the date hereof; and (y) except for changes contemplated in this Agreement, shall also be true and correct in all respects at and as of the Closing Date, with the same force and effect as if made at and as of the Closing Date, except to the extent that the failure of such representations and warranties to be true and correct as of the Closing Date has not and could not reasonably be expected to have, individually or considered in the aggregate with all such breaches and failures and other events and circumstances, a Matrix Material Adverse Effect; provided, however, that representations and warranties that are confined to a specified date shall speak only as of such date and all “material,” “in all material respects,” “material adverse effect,” “immaterial,” “materially” and similar materiality qualifiers in Article III shall be ignored for purposes of clause (y) of this sentence and for purposes of the following sentence.  Matrix shall have performed or complied (or cured any noncompliance) in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date.  Notwithstanding the foregoing to the contrary, Matrix shall be permitted to remedy at or prior to Closing any breaches of its warranties and representations which were neither intentional nor as a result of Matrix’s recklessness, subject to the following:

(i)                                     Matrix shall have complied with its obligations under Section 5.13(a) regarding the breach and shall also inform Immucor in writing in advance of the details of any proposed remedy for the breach.

(ii)                                  The full cost of such remedy will reduce the Aggregate Merger Consideration.

(iii)                               If such remedy or any prospective remedy results in the imposition on Matrix of any material obligations or restrictions other than a cash payment, such remedy or prospective remedy will be subject to Immucor’s prior written approval, which approval may not be unreasonably withheld.

(iv)                              At the Closing, Matrix will deliver to Immucor a certificate, dated as of the Closing Date, executed on its behalf by an authorized officer to the effect that (A) all the representations and warranties contained in this Agreement either (1) are true and correct as of the Closing (and for purposes of this certificate there will be no Material Adverse Effect or other materiality qualifiers), or (2) are being remedied as provided above, and (B) describing any that previously have been remedied and the total cost, including related expenses, of their remedy.

(v)                                 If the certificate identified in subsection (iv) above discloses any representations and warranties that are not true and correct at Closing, Immucor and Matrix will negotiate in good faith to reach agreement on an amount to be deducted from the Aggregate Merger Consideration pursuant to Section 1.9(a)(viii) for those items in addition to amounts for already-cured items.  If the parties fail to reach an agreement, then the amount reasonably estimated by Immucor will be withheld and added to the Escrow Fund.

(vi)                              Nothing in this Section 6.2(b) shall limit Immucor’s right to refuse to close based on (A) uncured breaches of Matrix’s representations and warranties that in the aggregate together with all other events and circumstances rise to the level of a Material Adverse Effect, (B) Section 6.2(d) or (C) material violations of Matrix’s agreements or covenants.

(c)            Certificate.  Matrix shall have delivered to Immucor a certificate, dated as of the Closing Date, executed on its behalf by an authorized officer, to the effect that the conditions specified in Sections 6.2(b) (only as to covenants and agreements), 6.2(d) and 6.2(e) have been satisfied.

(d)           No Material Adverse Effect.  After the date of this Agreement there shall not have occurred any events or circumstances which individually or in the aggregate with other events and circumstances have resulted or reasonably could be expected to result in a Matrix Material Adverse Effect.

(e)            Appraisal Rights.  Holders of no more than five percent (5%) of the outstanding shares of Matrix Capital Stock shall have properly made a demand in writing to Matrix for an appraisal with respect to such holder’s shares of Matrix Capital Stock in accordance with the DGCL.

(f)              Matrix Shareholder Approval.  Within two hours after the execution and delivery of this Agreement: (i) the consummation of the transactions contemplated by this Agreement shall have been approved by the Matrix Shareholders in accordance with Matrix’s certificate of incorporation, bylaws and all applicable Laws through the Required Merger Stockholder Votes and (ii) Immucor shall have received a copy of the Majority Stockholders Consent  certified by the Secretary of Matrix or other officer responsible for the books and records of Matrix as being a true and correct copy of the original.

(g)           Completed Disclosure.  Trade Secrets required to be disclosed to Immucor pursuant to Section 5.12 shall have been disclosed so that technical experts of Immucor with a reasonable amount of training will be able to replicate the processes covered by the Trade Secrets.

(h)           Certain Confirmations Regarding Stock Ownership and Options.

(i)                                     Contemporaneously with the delivery of the Final Payment Schedule, Immucor shall have received from Reinhart Boerner Van Deuren s.c., counsel to Matrix, a report detailing the steps taken in developing the Final Payment Schedule, any discrepancies or omissions noted in the minute books and stock records of Matrix and, if applicable, the reasons it has determined it cannot issue a standard capitalization opinion as to Matrix in form, scope and substance reasonably satisfactory to Immucor.

(ii)                                  Matrix shall have delivered to Immucor waivers and releases as contemplated by the last sentence of Section 1.7 duly executed by each holder of a Matrix Option.

(iii)                               Immucor shall be reasonably satisfied that the Final Payment Schedule fully and accurately reflects all outstanding shares of Matrix Capital Stock and all outstanding Matrix Options, the legal and beneficial owners thereof and that all shares of Matrix Capital Stock have been duly authorized and validly issued in compliance with all applicable Laws and all applicable contractual restrictions.

(iv)                              Notwithstanding the foregoing, (x) so long as it has received the report referred to in clause (i) above, Immucor will not be able to refuse to close if the conditions set forth in this Section 6.2(h) are not satisfied unless such failure (together with all Breaches and other events and circumstances) rises to the level of or results in a Matrix Material Adverse Effect; (y) Immucor will be entitled to withhold from the Aggregate Merger Consideration and include in the Escrow Fund an amount reasonably estimated by it to provide it adequate security for the failure of the conditions set forth in this Section 6.2(h), and identified possible concerns relating to the Final Payment Schedule; and (z) the time period for claims under Section 11.3(a) arising out of or relating to (1) the failure of clause (ii) this Section 6.2(h), (2) any Breach of Section 3.2 or (3) any Covered Loss resulting in reduction to the Aggregate Merger Consideration pursuant to Section 11.2(a)(v), shall be three years instead of one year. For purposes of the conditions set forth in this Section 6.2(h) only, if any failure or breach clearly can be remedied or cured by payment of a known amount of money, the failure or breach will not be considered in determining whether or not a Matrix Material Adverse Effect has occurred and Immucor will be entitled to withhold that amount from the Aggregate Merger Consideration and include it in the Escrow Fund.

(i)               Employee Bonus Plan and Closing Bonus Plan.  Matrix shall have duly implemented a employee bonus plan (the “Employee Bonus Plan”) and a closing bonus plan (the “Closing Bonus Plan”) containing the terms described on Exhibit D to this Agreement and otherwise on terms reasonably satisfactory to Immucor.

Section 6.3                                   Conditions to Obligations of Matrix.  The obligation of Matrix to consummate the Merger and the other transactions contemplated hereby shall be subject to the fulfillment, prior to or at the Closing, of each of the following conditions (any or all of which may be waived by Matrix):

(a)                                  Representations and Warranties; Covenants and Agreements.  The representations and warranties of Immucor and Merger Sub contained in this Agreement (x) shall have been true and correct at the date hereof, and (y) except for changes contemplated in this Agreement, shall also be true and correct in all respects at and as of the Closing Date, with the same force and effect as if made at and as of the Closing Date, except to the extent that the failure of such representations and warranties to be true and correct as of the Closing Date has not and could not reasonably be expected to have, individually or considered in the aggregate with all such breaches and failures, an Immucor Material Adverse Effect; provided, however, that representations and warranties that are confined to a specified date shall speak only as of such date and all “material,” “in all material respects,” “material adverse effect,” “immaterial,” “materially” and similar materiality qualifiers in Article IV, shall be ignored for purposes of clause (y) of this sentence and for purposes of the following sentence.  Immucor and Merger Sub shall have performed or complied (or cured any noncompliance) in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them at or prior to the Closing Date.

(b)           Certificate.  Each of Immucor and Merger Sub shall have delivered to Matrix a certificate, dated as of the Closing Date, executed on its behalf by an authorized officer, to the effect that the conditions specified in Sections 6.3(a) and 6.3(c) have been satisfied.

(c)            No Material Adverse Effect.  After the date of this Agreement there shall not have occurred any events or circumstances which individually or in the aggregate with other events and circumstances have resulted or reasonably could be expected to result in a breach of Section 4.7.

(d)           Matrix Shareholder Approval.  The consummation of the transactions contemplated by this Agreement shall have been approved by the Matrix Shareholders in accordance with Matrix’s certificate of incorporation, bylaws and all applicable Laws.

ARTICLE VII.

ITEMS TO BE DELIVERED AT THE CLOSING

Section 7.1                                   To be Delivered by Matrix.  At the Closing, Matrix shall deliver, or cause to be delivered, to Immucor the following:

(a)            The certificates referred to in Section 6.2(b) and 6.2(c).

(b)           The Certificate of Merger duly executed by Matrix in the form required by applicable Law.

(c)            Matrix’s corporate minute books, corporate seal and stock records.

(d)           Letters of resignation and release in forms reasonably satisfactory to Immucor, effective as of the Closing Date, from each of the officers and directors of Matrix.

(e)            An opinion from Reinhart Boerner Van Deuren s.c., counsel to Matrix, substantially in the form attached hereto as Exhibit A, dated as of the Closing Date.

(f)              Copies of the resolutions of the Board of Directors of Matrix, and its stockholders, authorizing the execution, delivery and performance of the Matrix Delivered Agreements, certified by the Secretary of Matrix or other officer responsible for the books and records of Matrix as being true and correct copies of the originals which have not been modified or amended and which are in effect at the Closing.

(g)           A certificate of the Secretary of Matrix or other officer responsible for the books and records of Matrix certifying as of the Closing as to the incumbency of the officers of Matrix and as to the signatures of such officers who have executed documents delivered at the Closing on behalf of Matrix.

(h)           Certificates, dated within twenty (20) days of the Closing, of the applicable Governmental Entity establishing that Matrix and New Subsidiary are each in existence and otherwise in good standing to transact business.

(i)               A certificate meeting the requirements of Treasury Regulation § 1.1445-2(c)(3).

(j)               The New Subsidiary License, the amendments to the operating agreement of New Subsidiary contemplated by Section 5.11 (if any), and other agreements relating to the New Subsidiary, duly executed by Matrix, the New Subsidiary and the Matrix Shareholders, if applicable.

(k)            A written statement by Lazard of all amounts due to Lazard as described in Section 1.9(a)(ii), together with a written confirmation that no other amounts will be due and payable to Lazard after the Closing, in connection with the transactions contemplated by this Agreement or otherwise.

(l)               Such other documents as Immucor may reasonably request.

Section 7.2                                   To be Delivered by Immucor and Merger Sub.  At the Closing, Immucor and Merger Sub shall deliver to Matrix, the Exchange Agent, the Escrow Agent or the Shareholder Agent Committee, as applicable, the following:

(a)            The Aggregate Merger Consideration, which includes the Exchange Fund, the Escrow Fund and the Expenses Fund.

(b)           The certificate referred to in Section 6.3(b).

(c)            Copies of the resolutions of the Boards of Directors of Immucor and Merger Sub, authorizing the execution, delivery and performance of the Transaction Documents to which Immucor or Merger Sub is party, certified by the Secretary or Assistant Secretary of Immucor and Merger Sub, respectively, as being true and correct copies of the originals which have not been modified or amended and which are in effect at the Closing.

(d)           A certificate of the Secretary or Assistant Secretary of Immucor and Merger Sub certifying as of the Closing as to the incumbency of the officers of Immucor and Merger Sub and as to the signatures of such officers who have executed documents delivered at the Closing on behalf of Immucor and Merger Sub.

(e)            Certificates, dated within twenty (20) days of the Closing, of the applicable Governmental Entity establishing that each of Immucor and Merger Sub is in existence and otherwise is in good standing to transact business.

(f)              Such other documents as Matrix may reasonably request.

ARTICLE VIII.

TERMINATION AND ABANDONMENT

Section 8.1                                   Termination and Abandonment.  This Agreement may be terminated and abandoned at any time prior to the Closing Date:

(a)                                  By mutual written consent of the Parties;

(b)                                 By Immucor if any event shall have occurred as a result of which any condition set forth in Section 6.1 or 6.2 is no longer capable of being satisfied; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to Immucor if the condition to its obligation to perform became incapable of fulfillment due to its failure, or the failure of Merger Sub or any of Immucor’s other Affiliates, to fulfill any obligation under this Agreement in any material respect;

(c)                                  By Matrix, if any event shall have occurred as a result of which any condition set forth in Section 6.1 or 6.3 is no longer capable of being satisfied; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to Matrix if the condition to its obligation to perform became incapable of fulfillment due to its failure, or the failure of any of its Affiliates, to fulfill any obligation under this Agreement in any material respect;

(d)                                 By Immucor or Matrix, if the Closing shall not have occurred on or before the date six months after the date the HSR Waiting Period commences; provided, however, that a Party whose breach of this Agreement has resulted in the Closing not having occurred on or before said date shall not have the right to terminate this Agreement pursuant to this Section 8.1(d); provided further, that if the HSR Waiting Period has expired during such six-month period of time but one or more other conditions have not yet been satisfied, either Immucor or Matrix may extend such period for up to ten (10) additional Business Days by notice to the other party given prior to the expiration of the six-month period.

(e)                                  By Immucor, if the condition set forth in the first sentence of Section 6.2(a) shall have failed at any time after the date of this Agreement; or

(f)                                    By Immucor, for any or no reason, at any time prior to the satisfaction of its conditions to Closing as set forth in Sections 6.1 or 6.2.

Section 8.2                                   Specific Performance; Remedies Cumulative. The Parties acknowledge that the rights of each Party to consummate the transactions contemplated hereby are special, unique, and of extraordinary character, and that, in the event that any Party violates or fails and refuses to perform any covenant made by it herein, the other Party or Parties will be without adequate remedy at Law.  In the event that any party violates, fails or refuses to perform any covenant made by it herein, the other Party or Parties may, in addition to any remedies at Law, institute and prosecute an action in a court of competent jurisdiction to enforce specific performance of such covenant or seek any other equitable relief, including without limitation, the right to require the other party to consummate the transactions consummated herein.  No exercise of a remedy available to a Party shall be deemed an election excluding any other remedy available to such Party.  Notwithstanding the foregoing or anything to the contrary in this Agreement, Matrix shall be entitled to specific performance, including the right to require Immucor to consummate the transactions consummated herein, only if all conditions to closing set forth in Sections 6.1 and 6.2 have been satisfied (other than Section 6.2(c) which nonetheless must be satisfied in connection with Closing).

Section 8.3                                   Rights and Obligations upon Termination.  If this Agreement is not consummated for any reason, each Party will destroy or redeliver all documents, work papers, and other materials of any Party relating to the transactions contemplated hereby, whether obtained before or after the execution hereof, to the Party furnishing the same, except to the extent previously delivered to third parties in connection with the transactions contemplated hereby, and all information received by any Party hereto with respect to the business of any other Party shall not at any time be used for the advantage of, or disclosed to third parties by, such Party to the detriment of the Party furnishing such information; provided, however, that this Section 8.3 shall not apply to any documents, work papers, material or information which is a matter of public knowledge or which heretofore has been or hereafter is published in any publication for public distribution or filed as public information with any Governmental Entity.

Section 8.4                                   Effect of Termination.  Except for the provisions of Sections 5.4, 5.6, 8.3, this 8.4, and 8.5, and Article IX, which shall survive any termination of this Agreement, in the event of the termination and abandonment of this Agreement pursuant to this Article VIII, this Agreement shall forthwith become void and have no further effect, without any liability on the part of any Party hereto or its respective officers, directors or stockholders; provided, however, that in the event that this Agreement is terminated by Immucor pursuant to Section 8.1(b), then Matrix shall promptly, but in no event later than two (2) Business Days after being notified of such by Immucor, pay Immucor all of the reasonable and documented out-of-pocket expenses incurred by Immucor or Merger Sub, or any of their respective Affiliates in connection with this Agreement and the transactions contemplated by this Agreement.

Section 8.5                                   Investment upon Termination under Certain Circumstances.  If any of the following occur (a) Immucor or Matrix terminates this Agreement pursuant to Section 8.1(d) as a result of a failure of the condition set forth in Section 6.1(b) and the HSR Waiting Period has not expired when this Agreement is so terminated, (b) Immucor terminates this Agreement pursuant to Section 8.1(e), (c) Matrix terminates this Agreement pursuant to Section 8.1(c) as a result of the failure of Immucor or any of its Affiliates to fulfill any warranty, representation, covenant or other obligation under this Agreement in any material respect, or (d) Immucor terminates this Agreement pursuant to Section 8.1(f), Matrix shall, as its sole and exclusive remedy, have the option to issue to Immucor, and upon the exercise of such option Immucor shall have the obligation to purchase, Matrix Capital Stock as provided in this Section 8.5; provided that to exercise such option Matrix shall so notify Immucor in writing within thirty (30) Business Days after such termination and Immucor shall have thirty (30) Business Days after its receipt of such notice to purchase Matrix Capital Stock as provided in this Section 8.5.  The value of the Matrix Capital Stock, and the purchase price therefor, shall be payable in cash or immediately available funds and shall be in the amounts as follows (the “Investment Amount”): (x) in the case of the termination referenced in Clauses 8.5(a) or (b), the Investment Amount shall be $10.0 million, or (y) in the case of the termination referenced in Clauses 8.5(c) or (d), the Investment Amount shall be determined based on the date of termination as follows:

Termination Date	Investment Amount

On or prior to March 31, 2008	$6.0 Million

After March 31, 2008 but on or prior to April 30, 2008	$8.0 Million

After April 30, 2008	$10.0 million

The Matrix Capital Stock to be issued will be Series E Stock or if a later series of Matrix preferred stock is then being offered to potential investors, such later series of stock.  The number of shares to be issued in exchange for such Investment Amount shall be equal to the Investment Amount divided by a value per share determined by dividing (x) the equity value of Matrix as determined below by (y) the fully diluted number of shares of Matrix Capital Stock outstanding as of the date of termination, taking into account any anti dilution rights that may be triggered by the issuance of Matrix Capital Stock to Immucor pursuant to this Section 8.5.  The equity value of Matrix for purposes of this Section 8.5 shall be an amount equal to the amount that would have been the Aggregate Merger Consideration if the Merger had been consummated on the date of termination.  In consideration of the Investment Amount, Matrix shall issue and deliver the determined number of shares of Matrix Capital Stock free and clear of all preemption rights, claims, contractual restrictions and other Liens.  Such shares shall when delivered be duly authorized, validly issued, fully paid and non-assessable.  Notwithstanding anything to the contrary in this Agreement and except as otherwise expressly provided in the last sentence of Section 8.2, Matrix’s right to require the investment and receive payment of the Investment Amount from Immucor pursuant to this Section 8.5, whether or not Matrix elects to exercise that right, shall be the sole and exclusive, direct or indirect, remedy of Matrix and its Subsidiaries against Immucor, Merger Sub, and any of their respective former, current or future stockholders, managers, members, directors, officers, employees, agents, general or limited partners, managers, members, stockholders, Affiliates or assignee of any of the foregoing (each, a “Immucor Affiliate”) for the loss suffered as a result of the failure of the Merger to be consummated, including in the event Immucor or Merger Sub breaches its representations, warranties, covenants, agreements or obligations under this Agreement, and upon payment of the Investment Amount, none of Immucor, Merger Sub, or any Immucor Affiliate shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, including the Merger

ARTICLE IX.

GENERAL PROVISIONS

Section 9.1                                   Notices.  All notices and other communications under this Agreement shall be in writing and may be given by any of the following methods:  (a) personal delivery;

(b) facsimile transmission; (c) registered or certified mail (airmail if to an address in a country other than the country in which the sender is located), postage prepaid, return receipt requested; or (d)  delivery service requiring acknowledgment of receipt.  Any such notice or communication shall be sent to the appropriate Party at its address or facsimile number given below (or at such other address or facsimile number for such Party as shall be specified by notice given hereunder):

If to Immucor or Merger Sub, to:

Immucor, Inc.
3130 Gateway Drive
Norcross, Georgia 30071
Fax: (770) 242-8930
Attn:  Chief Executive Officer

with a copy (which shall not constitute notice) to each of:

Immucor, Inc.
3130 Gateway Drive
Norcross, Georgia 30071
Fax: (770) 242-8930
Attn:  General Counsel

and

Sutherland Asbill & Brennan LLP

999 Peachtree Street, N.E.

Atlanta, Georgia  30309-3996

Fax: (404) 853-8806

Attn: Edward W. Kallal, Jr.

If to Matrix:

BioArray Solutions, Ltd.
35 Technology Drive

Warren, New Jersey 07059

Fax:  (908) 226-0800
Attn:  President & CEO

with a copy (which shall not constitute notice) to:

Reinhart Boerner Van Deuren s.c.

1000 North Water Street, Suite 2100

Milwaukee, Wisconsin 53202

Fax:  (414) 298-8097

Attn:  Thomas A. Myers

If to the Shareholders Agent Committee:

NGN Capital

369 Lexington Avenue
New York, New York 10017
Fax:  (212) 972-0080
Attn:  William Gedale

with a copy (which shall not constitute notice) to:

Reinhart Boerner Van Deuren s.c.

1000 North Water Street, Suite 2100

Milwaukee, Wisconsin 53202

Fax:  (414) 298-8097

Attn:  Thomas A. Myers

All such notices and communications shall be deemed received upon (a) actual receipt thereof by the addressee, (b) actual delivery thereof to the appropriate address as evidenced by an acknowledged receipt, or (c) in the case of a facsimile transmission, upon transmission thereof by the sender and confirmation of receipt.  In the case of notices or communications sent by facsimile transmission, the sender shall contemporaneously mail a copy of the notice or communication to the addressee at the address provided for above.  However, such mailing shall in no way alter the time at which the facsimile notice or communication is deemed received.

Section 9.2                                   Table of Contents; Headings; Rules of Construction.

(a)            The Table of Contents and headings contained herein are for convenience of reference only, do not constitute a part of this Agreement, and shall not be deemed to limit or affect any of the provisions hereof.

(b)           “Include” and “including” and similar expressions are not expressions of limitation and shall be construed as if followed by the words “without limitation.”

(c)            The words “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole and not to any particular Section or paragraph hereof.

(d)           Words importing the singular will also include the plural, and vice versa.

(e)            The symbol “$” means United States Dollars.

Section 9.3                                   Amendment.  At any time prior to the Effective Time, whether before or after approval of the Merger by the Matrix Shareholders, any provision of this Agreement may be amended if such amendment is in writing and signed by Matrix, Immucor and Merger Sub; provided, however, that, after receipt of approval of the Merger by the Matrix Shareholders, if any such amendment shall, in the reasonable judgment of either Immucor or Matrix, by applicable Law or in accordance with the rules and regulation of a stock exchange require further approval of the Matrix Shareholders, the effectiveness of such amendment shall be subject to the approval of the Matrix Shareholders in accordance with applicable Law.

Section 9.4                                   Severability.  If any provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party hereto.  Upon any such determination that any provision is invalid, illegal or incapable of being enforced, the Parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are consummated to the extent possible.

Section 9.5                                   Waiver.  The failure of any Party hereto at any time or times to require performance of any provision hereof shall in no manner affect the right to enforce the same.  No waiver by any Party of any condition, or the breach of any provision contained in the Matrix or Purchaser Delivered Agreements, or whether by conduct or otherwise, in any one or more instances shall be deemed or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of the breach of any other provision herein or therein.

Section 9.6                                   No Third Party Beneficiaries; Assignment.  This Agreement shall be binding on the Parties and their respective successors and assigns and shall inure to the benefit of the Parties and their respective successors and permitted assigns.  Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any Person.  Except for any assignment to a wholly-owned subsidiary of Merger Sub or Immucor, in which event Merger Sub and Immucor shall remain liable for the performance of this Agreement, no transfer or assignment of this Agreement or of any rights or obligations under this Agreement prior to the Closing may be made by any Party without the prior written consent of the other Parties (which consent shall not be withheld unreasonably) and any attempted transfer or assignment without that required consent shall be void.

Section 9.7                                   Time of the Essence; Computation of Time.  Time is of the essence of each and every provision of this Agreement.  Whenever the last day for the exercise of any right or the discharge of any duty under this Agreement shall fall upon Saturday, Sunday or a public or legal holiday, the Party having such right or duty shall have until 6:00 p.m. New York time on the next succeeding regular Business Day to exercise such right or to discharge such duty.

Section 9.8                                   Counterparts.  This Agreement may be executed by each Party upon a separate copy, and in such case one counterpart of this Agreement shall consist of enough of such copies to reflect the signatures of all of the Parties.  This Agreement may be executed in two (2) or more counterparts, each of which shall be an original, and each of which shall constitute one and the same agreement.  Any Party may deliver an executed copy of this Agreement and of any documents contemplated hereby by facsimile transmission to another Party and such delivery shall have the same force and effect as any other delivery of a manually signed copy of this Agreement or of such other documents.

Section 9.9                                   Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.  This Agreement shall be governed by and construed in accordance with the Laws of the State of New York (except as it relates to corporate law involving Immucor, Merger Sub or Matrix, in which case it shall be governed by the Laws of the State of Georgia or Delaware, as the case may be, and except as it relates to the procedures for the Merger, in which case it shall be governed by the DGCL), without giving effect to any Laws of such State that would make such choice of Laws ineffective.  Each Party hereto hereby submits to the non-exclusive jurisdiction of the United States District Court for the Southern District of New York and of any New York State Court sitting in Manhattan for purposes of all legal proceedings arising out of or relating to this Agreement or the transactions contemplated hereby.  Each Party hereto irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.  Each Party hereto hereby irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

Section 9.10                            Entire Agreement.  This Agreement (with its Exhibits and the Disclosure Letter) contains, and is intended as, a complete statement of all the terms of the arrangements among the Parties with respect to the matters provided for herein and therein, and supersedes any previous agreements and understandings among the Parties with respect to those matters, except for the Confidentiality Agreement dated as of September 20, 2007 by and between Immucor and Matrix.

Section 9.11                            Indemnification by Immucor.  If the Closing occurs, Immucor shall indemnify and hold the Matrix Shareholders harmless from and against any and all liabilities, damages, claims, costs and expenses (including attorneys and other professional reasonable fees and costs) suffered or incurred by the Matrix Shareholders which result from or arise out of (i) the Breach of any representation or warranty made by Immucor or Merger Sub in this Agreement or (ii) any breach, violation or failure to perform of any covenant or agreement made by Immucor or Merger Sub in this Agreement.  Immucor shall not be required to indemnify the Matrix Shareholders unless the Shareholders Agent Committee gives notice to Immucor of the facts that the Shareholders Agent Committee determines are a basis for indemnification on or before the first anniversary of the Effective Time.  Further, Immucor shall not be required to indemnify the Matrix Shareholders until the aggregate amount of the losses described in the first sentence of this Section 9.11 incurred or suffered by the Matrix Shareholders exceeds $200,000 and then Immucor shall indemnify the Matrix Shareholders only up to an aggregate amount of such losses not in excess of $5,000,000.  Subject to the foregoing provisions set forth in this Section 9.11, any indemnification obligation of Immucor or Merger Sub to the Matrix Shareholders under this Section 9.11 shall be satisfied by payment of the amount of such obligation to the Shareholders Agent Committee; provided, however that the amount of any such payment due to the Shareholders Agent Committee may be offset against the amounts of any Covered Damages payable to Immucor or Merger Sub as contemplated by Article XI.  If the Closing occurs, except with respect to Immucor’s obligations under Article I regarding payment of the Aggregate Merger Consideration, its obligations under Article XI and its obligations with respect to the Escrow Fund, the remedies provided in this Section 9.11 constitute the sole and exclusive remedies for recoveries against Immucor or Merger Sub for breaches of the representations, warranties, covenants and agreements of Immucor or Merger Sub in this Agreement and for any other acts or omission relating to the acquisition by Immucor of Matrix.

ARTICLE X.

SHAREHOLDERS AGENT COMMITTEE

Section 10.1                            Appointment and Acceptance.  As an integral component of the conversion of Matrix Capital Stock pursuant to Article I and in order to facilitate the consummation of the transactions contemplated by this Agreement and resolution of matters after the Closing between Immucor, Merger Sub and the Matrix Shareholders, each of William Gedale, Daniel Vapnek and Michael Seul, Ph.D. and the successors of each of them, acting as provided in this Agreement, are hereby irrevocably constituted and appointed as the attorney-in-fact and agent for each Matrix Shareholder and Participating Option Holder in his, her or its name, place and stead in connection with the transactions contemplated by this Agreement (collectively, the “Shareholders Agent Committee”), and each acknowledges that such appointment, being an integral part of the manner and basis of the conversion of the Matrix Capital Stock and being relied upon by Immucor and the Escrow Agent, is coupled with an interest.  By executing and delivering this Agreement under the heading “Shareholders Agent Committee,” each of such individuals hereby (a) accepts this appointment and authorization to act as a member of the Shareholders Agent Committee as attorney-in-fact and agent on behalf of the Matrix Shareholders in accordance with the terms of this Agreement, and (b) agrees to perform his obligations under, and otherwise comply with, this Agreement.

Section 10.2                            Authorization.  The Shareholders Agent Committee:

(a)                      Execution and Delivery of Agreements.  Is authorized and directed (i) to deliver to Immucor, on behalf of the delivering Matrix Shareholder as provided in this Agreement, share certificates representing such Matrix Shareholder’s Matrix Capital Stock, a letter of transmittal relating to such Matrix Capital Stock, and all other materials to be delivered in connection with this Agreement; (ii) to execute, deliver, and to accept delivery of, on behalf of the Matrix Shareholders, the Escrow Agreement and the other agreements, instruments and documents to be, or as, delivered by or on behalf of the Matrix Shareholders pursuant to this Agreement; (iii) to execute, deliver, and to accept delivery of, on such Matrix Shareholder’s behalf such amendments as may be deemed by the Shareholders Agent Committee in its sole discretion to be appropriate under this Agreement, the Escrow Agreement or any agreement, document or instrument delivered pursuant to this Agreement (each, a “Transaction Document”); and (iv) to execute and deliver, and to accept delivery of, on his behalf such agreements, instruments and other documents as may be deemed by the Shareholders Agent Committee in its sole discretion to be appropriate under any Transaction Document;

(b)                     Notices and Determinations.  Is authorized to bind the Matrix Shareholders by all notices received, by all agreements and determinations made, and by all agreements, instruments and other documents executed and delivered by the Shareholders Agent Committee under any Transaction Document;

(c)                      Disputes and Consents.  Is authorized and directed (i) to dispute or to refrain from disputing any claim made by Immucor under any Transaction Document; (ii) to negotiate and compromise any dispute which may arise under, and to exercise or refrain from exercising remedies available under any Transaction Document and to sign any releases or other documents with respect to such dispute or remedy; (iii) to waive any condition contained in any Transaction Document; (iv) to give any and all consents under any Transaction Document; and (v) to give such instructions and to do such other things and refrain from doing such other things as the Shareholders Agent Committee in its sole discretion deems necessary or appropriate to carry out the provisions of any Transaction Document; and

(d)                     Payments – Receipt and Disbursements.  Is authorized and directed (i) to receive any payments made to the Matrix Shareholders or to the Shareholders Agent Committee on the Matrix Shareholders’ behalf pursuant to any Transaction Document, (ii) to invest such funds pending their disbursement in such manner as the Shareholders Agent Committee in its sole discretion deems appropriate, and (iii) to disburse to the Matrix Shareholders payments made to the Shareholders Agent Committee under any Transaction Document (specifically including the Escrow Agreement) in accordance with Article I, but only after (A) payment of any accountants’, attorneys’ and others’ fees and expenses incurred by or on behalf of the Matrix Shareholders in connection with any Transaction Document and (B) withholding such amount from any distribution as the Shareholders Agent Committee, in its sole and absolute discretion, deems reasonable to pay such costs and expenses that it determines may be incurred after the Closing relating to potential disputes arising with respect to indemnification or other obligations of the Matrix Shareholders under any Transaction Document or this Agreement (such amounts to be held in, and disbursed from, the Expenses Fund as described in Section 2.2(d)).

Section 10.3                            Procedural Matters.

(a)                      Meetings and Written Consents.  Actions by the Shareholders Agent Committee will by made either (i) at a meeting (and participation by means of a conference telephone call in which all participants can hear each other will constitute attendance) or (ii) by written consent.  Any member of the Shareholders Agent Committee may give notice of a meeting, which notice will be given in a manner and for a time and place that is reasonably determined by the person giving the notice to be most convenient to the majority of the persons who would participate in the meeting and provides information as to how those who cannot attend the meeting in person can participate by telephone in a manner in which all the other attendees, including others participating by telephone, can hear each other.  Any such written consent may be circulated by any member of the Shareholders Agent Committee (and it will be sent at the same time to all the other members of the Shareholders Agent Committee), but if any member of the Shareholders Agent Committee thereafter gives reasonable notice of a meeting, then such matter will be considered at a meeting even if the consent has been signed by a majority of the members of the Shareholders Agent Committee.

(b)                     Required Vote or Signatures.  Decisions of the Shareholders Agent Committee at a meeting may be made only if at least a majority of the members are participating, and decisions need not be unanimous but will require the affirmative vote of at least a majority of the members.  Written consents need not be unanimous but will be effective when signed by at least a majority of the members.  If a member does not participate in a decision (whether by attendance at a meeting or by signing a written consent), then such member will be given prompt notice of the action taken.

(c)                      Minutes and Other Records.  The Shareholders Agent Committee will keep minutes of (i) its meetings, (ii) copies of written consents and notices and other instruments under this Agreement, (iii) reasonable documentation of receipts and disbursements involving the Expenses Fund and otherwise under this Agreement, and (iv) reasonable documentation of material decisions under this Agreement.  Such minutes, copies and documentation will be maintained by the Shareholders Agent Committee and will be available for inspection by any Matrix Shareholder, upon reasonable prior notice to the Shareholders Agent Committee, at a reasonable location and time specified by the Shareholders Agent Committee.

Section 10.4                            Third Party Beneficiaries and Reliance.  The Shareholders Agent Committee is authorized to act on behalf of the Matrix Shareholders notwithstanding any dispute or disagreement among the Matrix Shareholders and Immucor, the Escrow Agent and any other person will be entitled to rely on any and all actions taken (or not taken) by the Shareholders Agent Committee under any Transaction Document that appear to have been taken in accordance with this Agreement without any duty of inquiry as to the genuineness of the writing or other communication and without any obligation of inquiry of any of the Matrix Shareholders.

Section 10.5                            Successors.  If a member of the Shareholders Agent Committee resigns or ceases to function in his capacity as such for any reason whatsoever, then the other members will promptly appoint a successor and give notice to Immucor and the Escrow Agent; provided, however, that if for any reason no successor has been appointed within 30 days, then the Matrix Shareholders who own (or owned) at least 51% of the Matrix Capital Stock may appoint a successor; and provided, further, that if for any reason no successor has been appointed pursuant to the foregoing provision within 45 days, then any member of the Shareholders Agent Committee may petition a court of competent jurisdiction for appointment of a successor.  The Matrix Shareholders may at any time and for any reason remove any one or more members of the Shareholders Agent Committee by written consent of the Matrix Shareholders who own (or owned immediately before the Effective Time) at least 51% of the Matrix Capital Stock and may contemporaneously therewith appoint a successor or successors by such written consent.  The appointment of a successor pursuant to the foregoing will be by a written instrument (i) that is signed by the requisite number of persons or by a judge or clerk of a court competent jurisdiction and (ii) that sets forth the explanation of how such persons satisfy the foregoing voting requirements, and promptly thereafter a copy of such instrument will be given to Immucor and the other members of the Shareholders Agent Committee.

Section 10.6                            Survival of Authorization.  THE AUTHORIZATIONS AND AGREEMENTS IN THIS AGREEMENT WILL REMAIN IN FORCE IF ANY MATRIX SHAREHOLDER SUBSEQUENTLY BECOMES MENTALLY OR PHYSICALLY DISABLED OR INCOMPETENT.  SUCH RECORDINGS AND FILINGS OF THIS AGREEMENT MAY BE MADE AS ANY PERSON DEEMS APPROPRIATE.  NO FILING

OF ANY INVENTORY OR POSTING OF A SURETY BOND WILL BE REQUIRED OF ANY PERSON, IN CONNECTION WITH THIS ARTICLE.

Section 10.7                            Standards and Liability.  The Shareholders Agent Committee will take actions under this Agreement that treats each of the Matrix Shareholders in the same manner.  Notwithstanding anything to the contrary in this Agreement, no member of the Shareholders Agent Committee will have any liability for any act or omission in connection with this Agreement except such that arises from gross negligence or willful misconduct or fraud.

Section 10.8                            Indemnification.  The Shareholders Agent Committee shall be indemnified and held harmless for any and all liability, loss, cost, damage or expense (including reasonable and actual attorneys’ fees and expenses) reasonably incurred or suffered as a result of the performance of such member’s duties under any Transaction Document or this Agreement, except such that arises from gross negligence or willful misconduct.  Such indemnity shall be funded from the Expenses Fund and any residual amounts in the Escrow Fund otherwise available for distribution to the Matrix Shareholders.

Section 10.9                            No Implied Agency or Partnership.  No party other than the Shareholders Agent Committee is the agent or representative of any other party.  Except as provided with respect to the Shareholders Agent Committee, nothing in this Agreement will be construed to make a party liable to any other person for or on account of any claim or act or omission of any other party.  Nothing in this Agreement will be construed to create a partnership or joint venture among the parties.

Section 10.10                     Expenses.  No member of the Shareholders Agent Committee is entitled to any fee for such member’s activities pursuant to this Agreement, but each will be reimbursed from the Expenses Fund (to the extent it has sufficient funds) and from any residual amounts in the Escrow Fund otherwise available for distribution to the Matrix Shareholders for such member’s reasonable expenses (including reasonable and actual attorneys’ fees and expenses) actually incurred in connection with his performance of such member’s duties in accordance with this Agreement.

ARTICLE XI.

CERTAIN POST-CLOSING CONSIDERATION ADJUSTMENTS

Section 11.1                            Survival; Agreed Disclaimer of Effect of Knowledge.  The covenants and agreements contained in this Agreement or in any instrument pursuant to this Agreement shall survive the Closing until fully performed.  Each representation and warranty of Matrix in this Agreement, including the Final Payment Schedule, or in any certificate delivered pursuant to Sections 6.2(b),  6.2(c) or 6.2(f) shall survive until the expiration of the period during which a claim for adjustment to the Aggregate Merger Consideration may be made, and thereafter for Pending Claims until the Pending Claims have been resolved.  Each representation and warrant of Immucor and Merger Sub in this Agreement or in any certificate delivered pursuant to Section 6.3(b) shall survive until the expiration of the period during which a claim for indemnification against Immucor or Merger Sub may be made pursuant to Section 9.11.  Notice must be given of any claim in respect of a breach or alleged breach of a representation or warranty under Section 11.2 prior to the termination of the relevant survival period.  Each party, acknowledging that the other is entitled to rely on its representations and warranties in this Agreement (with each of the representations and warranties in each Section hereof qualified only by the disclosures in the section of the Disclosure Letter specified by such Section), in order to preserve the benefit of the bargain otherwise represented by this Agreement, agrees that neither the survival of such representations, warranties, covenants and agreements, nor their enforceability, nor any remedies for breaches of them will be affected by any knowledge of a party regardless of when or how such party acquired such knowledge, specifically including knowledge of a breach obtained after the signing of this Agreement and before the Closing occurs.

Section 11.2                            Covered Damages.  The Aggregate Merger Consideration is subject to reduction as provided in this Section 11.2 for Covered Damages, subject to the limitations set forth in this Article XI, including Section 11.5(e), which limits the reduction of the Aggregate Merger Consideration for Covered Damages to the Escrow Fund.

(a)             Covered General Damages.  If the Closing occurs, notwithstanding any investigation conducted or notice of knowledge obtained by or on behalf of any party hereto, the Aggregate Merger Consideration shall be reduced in accordance with Section 1.10 by any of the following amounts (“Covered General Damages”) suffered or incurred by Immucor or Merger Sub or any of their respective Affiliates, directors, officers, agents, employees, successors or assigns (each such protected party, an “Immucor Protected Party”):

(i)                                     Any Covered Loss involving, arising out of or related to any Breach (and, in the case of a Third Party Claim, any alleged Breach) of any representation or warranty made by Matrix in this Agreement (other than Section 3.13) either as of the date of this Agreement or as re-made as of the Closing; provided, however, that the determination of whether such a Breach has occurred will disregard:

(A)                              materiality qualifiers;

(B)                                knowledge qualifiers, other than those involving knowledge of contemplated or threatened acts or omissions of third parties;  and

(C)                                as to the representations and warranties as deemed re-made as of the Closing, the failure of the Disclosure Letter to list contracts or other similar obligations entered into or incurred by Matrix in the ordinary course of business (other than with respect to the Matrix Intellectual Property) after the date of this Agreement and not in violation of Section 5.2;

provided, further, that contracts and other obligations entered into after the date of this Agreement as described in clause (C) above are deemed Leases, Indebtedness and Matrix Contracts, as applicable, to the extent they would otherwise be included in such defined terms had they been entered into on or before the date of this Agreement and, thus, the representations and warranties in this Agreement as to the characteristics and status of Leases, Indebtedness and Matrix Contracts, as applicable, are deemed made as to such additional contracts and obligations as of the Closing Date;

(ii)                                  Any Covered Loss involving, arising out of or related to any breach, violation or failure to perform of any covenant or agreement made by Matrix in this Agreement;

(iii)                               Any Covered Loss involving, arising out of or related to any obligation or liability (whether absolute, contingent, known or unknown, determinable or indeterminable, or otherwise) of Matrix relating to any of the following:

(A)                              Any Taxes relating to periods ending on or before the Closing Date, or to the portion of any Straddle Period for which Matrix Shareholders are responsible under this Agreement, in excess of the amount of such Taxes paid before the Closing;

(B)                                Any act or omission occurring, or any fact or circumstance existing, before the Closing Date or relating to the execution, delivery and performance of any Matrix Delivered Agreement that entitles any officer, director, agent or other person to indemnification pursuant to the certificate of incorporation, bylaws or other corporate authorization of Matrix in effect on or before the Closing Date with respect to any act or omission before the Closing Date and any disputes between or among any of the Matrix Shareholders (or former equity owners of Matrix) with respect to the execution, delivery and performance of this Agreement or the purchase, issuance or sale of Matrix Capital Stock or other equity interests in Matrix or its predecessors in interest;

(C)                                Any Indebtedness of Matrix that was neither paid off prior to the Closing Date nor reflected in the calculation of the Price Adjustments (and any related Liens); or

(D)                               Except to the extent taken into account in determining the Aggregate Merger Consideration pursuant to Section 1.9, any liability or claim involving Matrix’s current or former officers, directors, shareholders, partners, agents, independent contractors, employees, leased employees, or the beneficiaries of any of them (excluding those relating to compensation accrued in the ordinary course but unpaid as of he Closing Date, related withholdings, payroll taxes, medical expenses, and workers’ compensation costs or under Matrix’s bonus, incentive compensation, employee benefit, welfare, fringe benefit or other plan or arrangement to the extent permitted by or disclosed pursuant to this Agreement) including any claims arising as a result of the actions contemplated by Section 5.8;

(iv)                              Any Covered Loss involving, arising out of or related to any of the matters, if any, described in Section 11.2(a)(iv) to the Disclosure Letter; or

(v)                                 Any Covered Loss involving, arising out of or related to any failure of (x) the Final Payment Schedule to fully and accurately reflect all outstanding shares of Matrix Capital Stock and all outstanding Matrix Options and the legal and beneficial owners thereof, or (y) any shares of Matrix Capital Stock to have been duly authorized and validly issued in compliance with all applicable Laws and all applicable contractual restrictions.

(b)            Covered IP Damages.  If the Closing occurs, notwithstanding any investigation conducted or notice of knowledge obtained by or on behalf of any party hereto, the Aggregate Merger Consideration shall be reduced in accordance with Section 1.10 by (x) 80% of each of the Covered Losses described in subsections 11.2(b)(i)-(iv) which are suffered or incurred by any Immucor Protected Party (including any Covered Losses with respect to the OGT Patents, even if such Covered Losses are suffered or incurred by Matrix during the period beginning on the date of this Agreement and ending on the Closing Date), and (y) except as otherwise provided in the foregoing clause (x) with respect to the OGT Patents, 100% of each of the Covered Losses described in subsections 11.2(b)(i)-(iv) which are suffered or incurred by Matrix during the period beginning on the date of this Agreement and ending on the Closing Date, without duplication of amounts otherwise reflected in the Price Adjustments pursuant to Section 1.9(a)(viii) (all the Covered Losses described in this Section 11.2(b) being referred to as the “Covered IP Damages”).

(i)                                     Any Covered Loss involving, arising out of or related to any Breach (and, in the case of a Third Party Claim, any alleged Breach) of any representation or warranty made by Matrix in Section 3.13 either as of the date of this Agreement or as re-made as of the Closing; provided, however, that the determination of whether such a Breach has occurred will disregard:

(A)                              materiality qualifiers;

(B)                                knowledge qualifiers, other than those involving knowledge of contemplated or threatened acts or omissions of third parties;  and

(C)                                as to the representations and warranties as deemed re-made as of the Closing, the failure of the Disclosure Letter to list contracts or other similar obligations entered into or incurred by Matrix in the ordinary course of business with respect to the Matrix Intellectual Property after the date of this Agreement and not in violation of Sections 5.2(b)(v), (vii) or (xiv);

provided, further, that contracts and other obligations entered into after the date of this Agreement as described in clause (C) above are deemed Third Party Intellectual Property Licenses to the extent they would otherwise be included in such defined term had they been entered into on or before the date of this Agreement and, thus, the representations and warranties in this Agreement as to the characteristics and status of Matrix Intellectual Property are deemed made as to such additional contracts and obligations as of the Closing Date.

(ii)                                  Any Covered Loss involving, arising out of or related to any breach, violation, or failure to perform, of any covenant or agreement made by Matrix in Sections 5.2(b)(v), (vii) or (xiv), 5.11 or 5.12 as they relate to Matrix Intellectual Property.

(iii)                               Any Covered Loss involving, arising out of or related to any Claim that any of the following infringes upon, misappropriates, violates or conflicts in any way with any Intellectual Property or other right held by any Person: (A) the operation of the Business of Matrix as presently operated or as operated prior to the Closing Date, (B) the use of any of the Matrix Intellectual Property in the manner currently used in the Business or as currently contemplated by Matrix to be used in the Business, or (C) any immunohematology products either currently or as of the Effective Time sold or distributed by Matrix or planned by Matrix to be sold or distributed in the future (which current and planned immunohematology products include HEA 1128, HPA, Rh CE variants, RhD variants, and HLA A and B) to the extent the Claim is directed against the BeadChip Platform (as defined below) or a product-specific component (e.g. probe, primer, enzyme), or (D) any other immunohematology products sold or distributed by Matrix in the future to the extent that the Claim is directed against the BeadChip Platform.  For purposes hereof, (x) the “Beadchip Platform” means Matrix’s BeadChip technology platform comprising a format for producing a deploying on a semiconductor wafer assembled random arrays of encoded microparticles, as well as related imaging analysis hardware and software, and (y) “planned” means under formal product development guided by “design control.”

(iv)                              Any license fees or royalties (“Covered License Fees”) which are paid or payable during the period ending on the fifth anniversary of the Closing Date pursuant to (x) any Reasonable License, and other Covered Losses arising out of or relating to any Reasonable License, or (y) any license or royalty agreement entered into by Matrix after the date hereof with respect to Intellectual Property, and other Covered Losses arising out of or relating to any such license or royalty agreement.  For purposes of this Agreement, a “Reasonable License” is any license or royalty agreement, entered into prior to the third anniversary of the Effective Time with respect to which Immucor gives notice to the Shareholders Agent Committee prior to the third anniversary of the Effective Time, authorizing Immucor or any of its Affiliates to use the Intellectual Property of any Person not an Affiliate of Immucor which is entered into based on the determination by Immucor that in its judgment, exercised in a commercially reasonable way, the license or royalty agreement is necessary or appropriate to settle or resolve any claim or potential claim that is or upon assertion would be or otherwise involve a Covered Loss under Section 11.2(b)(i), (ii) or (iii).  Without limitation, Immucor’s judgment will have been exercised in a commercially reasonable way if it reasonably determines that the license or royalty agreement is necessary or appropriate taking into account the strengths and weaknesses of the positions on the Intellectual Property, the potential costs of any litigation, arbitration, claim or other controversy, the potential for disruption in the marketplace and the potential costs of the license or royalty agreement, but disregarding the adjustments to the Aggregate Merger Consideration provided for in this
Section 11.2(b).

Section 11.3                            Certain Limitations.  Notwithstanding the foregoing:

(a)            Time Limitations.  The Aggregate Merger Consideration shall not be reduced by any Covered Damages unless Immucor or Merger Sub gives notice to the Shareholders Agent Committee of the facts that Immucor or Merger Sub determines are a basis for claiming such reduction:

(i)                                     in the case of Covered General Damages, except as otherwise provided in Section 6.2(h)(iv) or 11.3(a)(ii)(B), on or before the first anniversary of the Effective Time; and

(ii)                                  in the case of (A) Covered IP Damages (including with respect to Covered License Fees) or (B) Covered General Damages arising out of or related to any Breach (and, in the case of a Third Party Claim, any alleged Breach) of any representation or warranty made by Matrix in Section 3.15(f), on or before the third anniversary of the Effective Time.

(b)           Basket for Covered General Damages.  There shall be no reduction of the Aggregate Merger Consideration by the amount of any Covered General Damages until the total amount of Covered General Damages exceeds, in the aggregate, $200,000, at which point the Aggregate Merger Consideration shall be reduced by the total amount of Covered General Damages.  The foregoing limitation does not apply to: (i) any Covered Loss with respect to, as a result of, or involving a Breach of, a representation or warranty in Sections 3.1, 3.2, 3.3, 3.14, 3.15 or 3.26; or (ii) any Covered Loss resulting in reduction to the Aggregate Merger Consideration pursuant to Sections 11.2(a)(ii) through (v); provided, however, that the matters described in the foregoing clauses (i) and (ii) will not be taken into account in determining whether Covered General Damages exceed $200,000.

Section 11.4                            Distributions from the Escrow Fund.  Distributions from the Escrow Fund shall be made to the Shareholders Agent Committee, for the benefit of the Matrix Shareholders, as follows:

(a)            $5,000,000 million, less the amount of (i) any Covered General Damages that have been deducted from the Escrow Fund before the first anniversary of the Effective Time, (ii) any Covered General Damages subject to a Pending Claim (in the amount reasonably estimated by an Immucor Protected Party with respect to such Pending Claim), (iii) any Covered IP Damages that have been deducted from the Escrow Fund before the first anniversary of the Effective Time, (iv) any Covered IP Damages subject to a Pending Claim (in the amount reasonably estimated by an Immucor Protected Party with respect to such Pending Claim), as of the first anniversary of the Effective Time, and (v) any Covered IP Damages with respect to Covered License Fees not yet due and payable, shall be paid out on the fifth Business Day after the first anniversary of the Effective Time:

(b)           $5,000,000 less the amount of (A) any Covered General Damages that have been deducted from the Escrow Fund after the first anniversary and before the second anniversary of the Effective Time, (B) any Covered General Damages subject to a Pending Claim (in the amount reasonably estimated by an Immucor Protected Party with respect to such Pending Claim) as of the second anniversary of the Effective Time, without duplication of amounts otherwise then being withheld from distribution, (C) any Covered IP Damages that have been deducted from the Escrow Fund after the first anniversary and before the second anniversary of the Effective Time, (D) any Covered IP Damages subject to a Pending Claim (in the amount reasonably estimated by an Immucor Protected Party with respect to such Pending Claim) as of the second anniversary of the Effective Time, without duplication of amounts otherwise then being withheld from distribution, and (E) any Covered IP

Damages with respect to Covered License Fees not yet due and payable, as reasonably estimated by Immucor, without duplication of amounts otherwise then being withheld from distribution, shall be paid out on the fifth Business Day following the second anniversary of the Effective Time; and

(c)            The balance of the Escrow Fund less the amount of (A) any Covered General Damages that have been deducted from the Escrow Fund after the second anniversary and before the third anniversary of the Effective Time, (B) any Covered General Damages subject to a Pending Claim (in the amount reasonably estimated by an Immucor Protected Party with respect to such Pending Claim) as of the third anniversary of the Effective Time, without duplication of amounts otherwise then being withheld from distribution, (C) any Covered IP Damages that have been deducted from the IP Portion after the second anniversary and before the third anniversary of the Effective Time, (C) any Covered IP Damages subject to a Pending Claim (in the amount reasonably estimated by an Immucor Protected Party with respect to such Pending Claim) as of the third anniversary of the Effective Time, without duplication of amounts otherwise then being withheld from distribution, and (D) any Covered IP Damages with respect to Covered License Fees not yet due and payable, as reasonably estimated by Immucor, without duplication of amounts otherwise then being withheld from distribution, shall be paid out on the fifth Business Day following the third anniversary of the Effective Time.

(d)           Following payment in full of all Pending Claims and any Covered IP Damages with respect to Covered License Fees, the balance of the Escrow Fund, if any, shall be distributed to the Shareholders Agent Committee for the benefit of the Matrix Shareholders.

Section 11.5                            Procedures.  All claims for adjustment of the Aggregate Merger Consideration under this Article XI will be asserted and resolved in accordance with the following procedures:

(a)             Notice of Facts Forming Basis for Claim.  Notice must be given of facts that are the basis of a claim for adjustment of the Aggregate Merger Consideration under this Article XI by the Immucor Protected Party claiming such adjustment (“Claimant”) to the Shareholders Agent Committee before the expiration of the applicable time period specified in Section 11.3(a).

(b)            Defense of Third Party Claims.

(i)                                     Generally.  If a claim or demand for adjustment of the Aggregate Merger Consideration is based upon an asserted liability or obligation to a person not a party nor a successor or assign of a party (a “Third Party Claim”), then (and without limiting the obligations under Section 11.5(a)), the Claimant will undertake in good faith to give prompt notice of any such Third Party Claim to the Shareholders Agent Committee; provided, however, that a failure to provide such prompt notice of a Third Party Claim shall not prejudice any right to adjustment of the Aggregate Merger Consideration under this Agreement except to the extent that the Shareholders Agent Committee is prejudiced by such failure.  The Shareholders Agent Committee will defend such claims or actions at its expense with counsel chosen and paid by it and will give written notice (the “Notice of Defense”) to the Claimant within 30 days after the date such notice of a Third Party Claim is deemed received that acknowledges that it is defending the claim and that identifies the lawyer retained for the defense.  If the Shareholders Agent Committee defends a matter that involves a person with whom Immucor has a business relationship, the Shareholders Agent Committee will undertake such defense in a manner that has due regard for Immucor’s relationship with such person.  The Claimant will be entitled to participate in the defense of such claim or action and to employ lawyers of its choice for such purpose at its own expense.

(ii)                                  Control of Defense; Exceptions, etc.  Notwithstanding anything to the contrary in this Section 11.5: (A) the Claimant will be entitled to participate in the defense of such claim or action and to employ lawyers of its choice for such purpose at its own expense; and (B) the Claimant will be entitled to assume control of the defense of such claim and the Shareholders Agent Committee will pay the reasonable fees and expenses of lawyers retained by the Claimant (excluding the fees and expenses of the Claimant’s lawyers before the date of such assumption of the defense), if: (1) the claim is subject to Section 11.2(b); (2) the claim or action involves any product manufactured or sold or other work performed before the Closing; (3) the Claimant reasonably believes that such claim or action could be reasonably expected to have a material adverse effect on the Claimant’s assets, business or reputation; (4) the Claimant reasonably believes that there exists or could arise a conflict of interest that, under applicable principles of legal ethics, could prohibit a single legal counsel from representing both the Claimant and the Shareholders Agent Committee in such claim or action, and such conflict has not been timely waived; (5) the Shareholders Agent Committee either failed to give a Notice of Defense or has failed or is failing to prosecute or defend vigorously such claim or action; (6) criminal penalties or injunctive relief could be imposed on the Claimant in connection with such claim or action; or (7) the Shareholders Agent Committee fails or refuses to acknowledge that the Third Party Claim is a Covered Loss subject to the Aggregate Merger Consideration adjustment provisions contained in this Article XI.

(iii)                               Settlement.  The Shareholders Agent Committee may not settle any such claims or actions without the consent of the Claimant (which consent will not be unreasonably withheld or delayed).

(iv)                              Other.  If the Shareholders Agent Committee does not duly give the Notice of Defense as provided above or is not defending a Third Party Claim by reason of this Section 11.5(b) or otherwise, then it will be deemed to have irrevocably waived its right to defend or settle such claims, but it will have the right, at its expense, to attend, but not otherwise participate in, proceedings with such third parties.  The parties will not be entitled to dispute the amount of any Covered Loss related to such Third Party Claim resolved as provided in the foregoing sentence, and such resolved Covered Loss will be satisfied within three Business Days as provided in Section 11.5(e).

(v)                                 Covered Loss for Covered License Fees.  Notwithstanding the foregoing, if a Covered Loss involves Covered License Fees and the Shareholders Agent Committee did not consent or agree to the material terms of the Reasonable License, then in responding to the initial claim for reduction of the Aggregate Merger Consideration pursuant to Section 11.2(b)(iv) with respect to such Reasonable License, the Shareholders Agent Committee will be entitled to contest through arbitration as provided in Section 11.5(d), whether Immucor’s judgment was reasonably exercised as provided in Section 11.2(b)(iv).

(c)             Notice of Base or Determined Covered Loss.  When a Covered Loss as to which a notice has been timely given in accordance with Section 11.5(a) is paid or is otherwise fixed or determined, then the Claimant will give the Shareholders Agent Committee notice of such Covered Loss, in reasonable detail and specifying the amount of such Covered Loss, and the provision upon which the claim for adjustment of the Aggregate Merger Consideration for such Covered Loss is based (which notice will be in addition to the notice required under Section 11.5(a), but the notices under this Section and under Section 11.5(a) hereof may be given simultaneously and in a single instrument when appropriate and in compliance with both provisions).  If the Shareholders Agent Committee is permitted to dispute such claim, it will, within 30 days after receipt of notice of the claim of Covered Loss against it pursuant to this Section, give counter notice, setting forth the basis for disputing such claim, to the Claimant.  If no such counter notice is given within such thirty-day period or if the Shareholders Agent Committee acknowledges such adjustment of the Aggregate Merger Consideration, then such Covered Loss will be satisfied within three Business Days as provided in Section 11.5(e).  If, within 30 days after the receipt of counter notice by the Claimant, the parties will not have reached agreement as to the claim in question (during which time the parties will negotiate in good faith to resolve the dispute), then the claim for adjustment of the Aggregate Merger Consideration will be submitted to and settled by arbitration as provided below (it being expressly understood and agreed that if such counter notice is duly given, it is the intention of the parties that any such claim will be resolved by arbitration as provided in this Section 11.5).

(d)            Arbitration.  Arbitration will be by a panel of three arbitrators experienced in the matters at issue, one of which shall be selected by Immucor, one of which shall be selected by the Shareholders Agent Committee, and the third of which shall be selected by Immucor and the Shareholders Agent Committee in accordance with the Commercial Arbitration Rules of the American Arbitration Association (the “Rules”).  The arbitration will be held in such place in the New York, New York, metropolitan area as may be specified by the arbitrators (or any place upon which the Shareholders Agent Committee, Immucor and the arbitrators may agree), and will be conducted in accordance with the Rules except as modified in this Section 11.5(d) and (regardless of any other choice of law provision in this Agreement) the Federal Arbitration Act (9 U.S.C. §§ 1 et seq.).  The claimant will request that the American Arbitration Association (“AAA”) appoint a neutral and impartial arbitrator as the third arbitrator in accordance with the Commercial Arbitration Rules and the procedures set forth in this Section 11.5(d), subject to the following: (i) the AAA will send simultaneously to each party an identical list of at least nine arbitrator candidates (each of whom will be either a retired judge with experience in commercial cases or a practicing attorney with at least 15 years experience with large commercial cases and some previous experience as an arbitrator); (ii) each party will be permitted to strike two names from the list, will rank the remaining candidates on the list, and will return the list to the AAA within 15 days of the date of receipt; (iii) if a party does not return the list within the time specified, all persons named in the list will be considered acceptable; and (iv) from among the persons who remain on both lists the AAA will invite the acceptance of the arbitrator with the highest combined ranking to serve as the third arbitrator.  The dispute resolution process will be held at the offices of one of the arbitrators (or as the parties and the arbitrators otherwise agree), and will be conducted according to the following provisions of this Section 11.5(d).  The parties will submit such factual information and materials as they may desire to place before the arbitrators and shall respond to questions as requested by the arbitrators, the arbitrators may hold a one-day hearing, and the arbitrators will undertake in good faith to issue a report (which will set forth the determined relief, but need not set forth findings or explanations of their determination) within 30 days after the dispute is referred to them.  The arbitrators’ report will be based (to the extent they consider it appropriate) on such information and on Matrix’s accounting and other records.  The arbitrators will not vary the terms of this Agreement, but rather will strictly apply them to the dispute.  The arbitrators will not award costs or fees to any party.  The decision and award of the arbitrators will be final and binding on the parties as to any matters submitted under this Section and may be entered in any court having jurisdiction.  Each party will pay 50% of the arbitrators’ fees and expenses, but otherwise each party will pay its own expenses in the arbitration.

(e)    Satisfaction of Obligation for Covered Losses.  Subject to the procedures set forth above and in accordance with the deadlines specified in the preceding subsections, the Matrix Shareholders’ liability for any Covered Losses will be satisfied by the Escrow Agent’s satisfying such Covered Loss as provided in the Escrow Agreement up to the full amount of the Escrow Fund.  Payments pursuant to the foregoing will be by wire transfer or by check, as the Claimant may direct; provided, however, that in the absence of directions within a reasonable period of time, payment may be made by check.

Section 11.6         Certain Rules.

(a)    General.  The obligations in this Article XI are for the benefit of the stated persons, their permitted successors and assigns and their officers, directors, employees, agents and Affiliates, and thus, among other things, includes any Covered Loss incurred or suffered by a successor owner of an operation or asset of Matrix or replacements of them; and consistent with the foregoing, Immucor or a successor owner (but not both) will be entitled to the extent provided in this Article XI to claim an adjustment to the Aggregate Merger Consideration for any Covered Loss incurred or suffered by a successor owner of any operation or asset of Matrix.

(b)    Mitigation.  Each party will use reasonable commercial efforts to mitigate any Covered Loss that is potentially the basis for an adjustment to the Aggregate Merger Consideration pursuant to this Article XI.

(c)    Other.  No limitation in this Article XI (including Sections 11.3, 11.5 and 11.7) applies to any Covered Loss with respect to, as a result of or involving (i) any breach of a representation, warranty, covenant or agreement in this Agreement, whether by act or omission, intended to mislead the party relying on it or (ii) fraud.

Section 11.7 Exclusive Remedies.  If the Closing occurs, the remedies provided in this Article XI constitute the sole and exclusive remedies for recoveries against the Matrix Shareholders for breaches of the representations, warranties, covenants and agreements in this Agreement and for the matters specifically listed in this Article XI as being the basis for adjustment to the Aggregate Merger Consideration; provided, however, that neither the foregoing nor anything else in this Agreement will limit the right of any Immucor Protected Party (a) to enforce the performance of this Agreement by any remedy available to it in equity, including specific performance or (b) to any remedy whatsoever with respect to the Employment Agreements, the Non-Competition Agreements and the New Subsidiary License.  The Shareholders Agent Committee, on behalf of the Matrix Shareholders, hereby waives any requirement that the party seeking such equitable relief post a bond or other security.

ARTICLE XII.
DEFINITIONS

For purposes of this Agreement (and whether or not underlined or used in the singular or plural):

“2006 Balance Sheet” has the meaning given such term in Section 3.6.

“409A Plan” has the meaning given such term in Section 3.14(k).

“Acquisition Proposal” has the meaning given such term in Section 5.5.

“Agreement” has the meaning given such term in the Preamble to the Agreement.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and the term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Aggregate Merger Consideration” has the meaning given such term in Section 1.6(c).

“Assumed Option Aggregate Transaction Consideration” means the sum of (i) the Aggregate Merger Consideration (determined for this purpose without regard to Section 1.9(a)(vii)) plus (ii) the aggregate amount payable to Matrix if all Matrix Options outstanding immediately prior to the Effective Time were exercised in full at that time.

“Assumed Option Per Share Consideration” means the amount determined by dividing (i) the Assumed Option Aggregate Transaction Consideration by (ii) the sum of (A) the total number of shares of Matrix Common Stock, Series A Stock and Series B Stock issued and outstanding immediately prior to the Effective Time, other than Excluded Shares, plus (B) the total number of shares of Matrix Common Stock issuable under all Matrix Options outstanding immediately prior to the Effective Time.

“Authorization” means any consent, authorization, clearance, order or approval, or filing or registration.

“Breach” with respect to a representation or warranty means a misrepresentation, a representation or warranty’s being inaccurate or the omission of a fact necessary to make any representation or warranty not misleading.

“Business” with respect to Matrix, means the business of Matrix as conducted as of the date of this Agreement or as described in that certain Confidential Offering Memorandum issued on March 23, 2007 (the “Memorandum”) in connection with the offering and sale of Series E Stock by Matrix.

“Business Day” means any day other than Saturday, Sunday, any day which is a legal holiday under the Laws of the State of New York and any day on which banking institutions in the State or City of New York are authorized or required by Law to close.

“Certificate of Designation” means each of the Series C Certificate of Designation, the Series D Certificate of Designation, or the Series E Certificate of Designation, as applicable.

“Certificate of Merger” has the meaning given such term in Section 1.2.

“Claim” means any claim, action, suit or proceeding.

“Claimant” has the meaning given such term in Section 11.5(a).

“Closing” has the meaning given such term in Section 1.2.

“Closing Date” has the meaning given such term in Section 1.2.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commercially Available Software” means any Computer Software used by Matrix pursuant to a Third Party Intellectual Property License, which License provides that such Software may be used only for Matrix’s internal business processing and which Software was licensed for a license fee of less than $10,000 and is generally commercially available.

“Common Stock Share Evaluation” has the meaning given such term in Section 1.6(c)(vii).

“Computer Software” means all computer software, including programs and applications, object and source code, databases, algorithms, and documentation therefor, in each case including all copyrights therefor.

“Convertible Preferred Stock” has the meaning given such term in Section 1.6(c)(viii).

“Copyrights” means all works of authorship, whether copyrightable or not, copyrights, and mask works.

“Covered Damages” means and includes Covered General Damages and Covered IP Damages.

“Covered General Damages” has the meaning given such term in Section 11.2(a).

“Covered IP Damages” has the meaning given such term in Section 11.2(b).

“Covered Loss” means any loss (whether in the nature of a cost, damage, expense, payment, license fee, royalty payment, diminution in value, liability or obligation or otherwise) incurred or suffered with respect to the acts or omissions or facts or circumstances with respect to which such term is used and includes (i) lost profits, lost revenues, special, incidental, consequential, punitive or any other damages; (ii) any investigation, cleanup, remediation or other response costs associated with obligations under Environmental Laws; (iii) related attorneys’, accountants’ and other professional advisors’ fees and expenses (including those as to investigation, prosecution or defense of any claim or threatened claim, rendering of opinions concerning Intellectual Property matters, negotiations of settlements, potential settlements, licenses and USPTO related third party disputes) and any attorneys’ fees and expenses in connection with one or more appellate or bankruptcy proceedings arising out of any such claim; (iv) amounts paid in settlement of a dispute with a person not a party that if resolved in favor of such third party would constitute a matter as to which a party is indemnified or otherwise compensated (including as contemplated by Article XI) pursuant to this Agreement, even though such settlement does not acknowledge that the underlying facts or circumstances constitute a breach of a representation and warranty or other indemnified or otherwise compensable matter; (v) reasonable costs and expenses necessary to mitigate or avoid an indemnification claim against another party pursuant to this Agreement or that would have been reasonably expected to have been incurred by Matrix under prior management because of customer relationships, expenses of litigation or similar business reasons; (vi) to the extent that Matrix or Immucor takes corrective action as to products manufactured or work performed before the Closing Date by Matrix, Matrix or Immucor’s cost, and (vii) interest on the amount of each of the foregoing at the Prime Rate from the date such Covered Loss was incurred until paid.

“Designated Matrix Employees” has the meaning given such term in Section 5.8.

“DGCL” has the meaning given such term in Section 1.1.

“Disclosure Letter” means the letter delivered by Matrix to Immucor on the date hereof, which contains certain exceptions to the representations and warranties of Matrix in this Agreement.

“Dispute Notice” has the meaning given such term in Section 1.9(d).

“Dissenting Shares” has the meaning given such term in Section 1.8.

“Dissenting Stockholder” has the meaning given such term in Section 1.8.

“Distributor” means any natural person or entity appointed by Matrix to distribute its products.

“Effective Time” has the meaning given such term in Section 1.2.

“Employee Plans” has the meaning given such term in Section 3.14(a).

“End-User Customer” means any customer other than a Distributor.

“Environmental Law” means any and all federal, state and local laws and regulations pertaining to the protection of the environment, natural resources, and health and safety as it relates to environmental protection currently in effect in any and all jurisdictions in which the party in question owns property or conducts business, including the Clean Air Act, as amended, the Comprehensive Environmental, Response, Compensation, and Liability Act of 1980, as amended (“CERCLA”), the Federal Water Pollution Control Act, as amended, the Occupational Safety and Health Act of 1970, as amended, the Resource Conservation and Recovery Act of 1976, as amended (“RCRA”), the Safe Drinking Water Act, as amended, the Toxic Substances Control Act, as amended, the Hazardous & Solid Waste Amendments Act of 1984, as amended, the Superfund Amendments and Reauthorization Act of 1986, as amended, the Hazardous Materials Transpiration Act, as amended, and the Oil Pollution Act of 1990.

“ERISA Affiliate” means each trade or business (whether or not incorporated) that together with Matrix is treated as a single employer pursuant to Code Section 414(b), (c), (m) or (o) or under the comparable provisions of ERISA.

“Escrow Agent” has the meaning given such term in Section 2.2(b).

“Escrow Agreement” means that certain Escrow Agreement to be entered into, as of the Effective Date, by and among Matrix, Immucor, the Shareholders Agent Committee and the Escrow Agent.

“Escrow Amount Per Share” has the meaning given such term in Section 2.2(a).

“Escrow Fund” has the meaning given such term in Section 2.2(a).

“Estimated Price Adjustments” has the meaning given such term in Section 1.9(b).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Exchange Agent” has the meaning given such term in Section 2.1(a).

“Exchange Fund” has the meaning given such term in Section 2.1(a).

“Excluded Shares” has the meaning given such term in Section 1.6(b).

“Expenses Fund” has the meaning given such term in Section 2.2(d).

“FIRPTA Certificate” has the meaning given such term in Section 2.1(b)(i).

“Governmental Entity” means any executive, judicial or other public authority, agency, department, bureau, division, unit or court or other public Person.

“Governmental Order” means any material order, writ, judgment, injunction, decree, stipulation, determination, agreement, arrangement or award entered by or with any Governmental Entity.

“Hazardous Materials” means any element, compound, substance or other material (including any pollutant, contaminant, hazardous waste, hazardous substance, chemical substance or product that is listed, classified or regulated pursuant to any Environmental Law, including any petroleum product, by-product or additive, asbestos, presumed asbestos-containing material, asbestos-containing material, medical waste, biological waste, chloroflourocarbon, hydrochloroflourocarbon, lead-containing paint or plumbing, polychlorinated biphenyls (PCBs), radioactive material, infectious materials, potentially infectious or toxic materials or disinfecting agents.

“HSR Waiting Period” means the waiting period applicable to the Merger under the HSR Act.

“Immucor” has the meaning given such term in the Preamble to the Agreement.

“Immucor Material Adverse Effect” means a material adverse effect on the business, properties, assets, liabilities, results of operations, prospects or financial condition of Immucor and its subsidiaries, taken as a whole, but excluding any effect resulting from (a) general economic conditions or general effects on the industry in which Immucor and Merger Sub are primarily engaged, (b) the public announcement of the transactions contemplated by this Agreement or (c) from action taken by Matrix or any of its Affiliates or representatives.

“Immucor Protected Property” has the meaning given such term in Section 11.2(a).

“Indebtedness” means, as to any Person, without duplication (a) all obligations of such Person for borrowed money (including reimbursement and all other obligations with respect to surety bonds, letters of credit and bankers’ acceptances, whether or not matured), (b) all obligations of such Person to pay the deferred purchase price of property or services, except trade accounts payable and accrued commercial or trade liabilities arising in the ordinary course of business, (c) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all obligations of such Person under leases which have been or should be, in accordance with GAAP consistently applied, recorded as capital leases, (f) all indebtedness secured by any Lien (other than Liens in favor of lessors) on any property or asset owned by that Person regardless of whether the indebtedness secured thereby shall have been assumed by that Person or is non-recourse to the credit of that Person, together with any accrued and unpaid interest thereon, and (g) any guarantees made by such Person of any of the Indebtedness of any other Person described in clauses (a) through (f).

“Independent Accountants” has the meaning given such term in Section 1.9(e).

“Individual Escrow Amount” has the meaning given such term in Section 2.2(a).

“Information Statement” has the meaning given such term in Section 5.1(a).

“Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction, whether owned or held for use under license, whether registered or unregistered, including such rights in and to: (i) Trademarks; (ii) Patents; inventions, invention disclosures, discoveries and improvements, whether or not patentable; (iii) Copyrights; (iv) Trade Secrets; (v) Computer Software; (vi) domain names and uniform resource locators; (vii) moral rights; and (viii) claims, causes of action and defenses relating to the enforcement of any of the foregoing; in each case, as applicable, including any registrations of, applications to register, and renewals, modifications and extensions of, any of the foregoing with or by any governmental authority in any jurisdiction.

“Knowledge” means, with (i) respect to Matrix, the present actual knowledge of Dr. Michael Seul and Messrs. Chiu Chau, R. James Danehy and Eric Mirabel, and (ii) with respect to Immucor and Merger Sub, the present actual knowledge of Immucor’s CEO, President, CFO or General Counsel.

“Law” means any law, ordinance, regulation, policy, order and rule in effect as of the Closing Date.

“Lazard” has the meaning given such term in Section 1.9(a)(ii).

“Leases” has the meaning given such term in Section 3.16(a).

“Liabilities” means and includes Matrix’s Indebtedness and its other liabilities or obligations of any kind whatsoever, whether accrued, absolute, contingent, changing, known, unknown, determinable, indeterminable, liquidated, unliquidated or otherwise and whether due or to become due in the future.

“Licensed Matrix Intellectual Property” has the meaning given such term in Section 3.13(c).

“Liens” means liens, mortgages, security interests, pledges, charges, other rights of third parties or other encumbrances.

“Mailing Date” has the meaning given such term in Section 3.7.

“Majority Stockholders Consent” has the meaning given such term in Section 5.1(c).

“Matrix” has the meaning given such term in the Preamble to the Agreement.

“Matrix Capital Stock” has the meaning given such term in Section 3.2(a).

“Matrix Certificates” has the meaning given such term in Section 1.6(c)(ix).

“Matrix Common Stock” has the meaning given such term in Section 3.2(a).

“Matrix Contracts” has the meaning given such term in Section 3.17.

“Matrix Delivered Agreements” has the meaning given such term in Section 3.3.

“Matrix Financial Statements” has the meaning given such term in Section 3.6.

“Matrix Intellectual Property” means all Intellectual Property that is used or held for use in connection with the Business of Matrix.

“Matrix Licenses” means any licenses, permits, certificates, franchises, registrations, consents, Authorizations or other rights filed with, granted, issued by, or entered by any Governmental Entity that are required for the conduct of Matrix’ Business as now and then being conducted.

“Matrix Material Adverse Effect” means (i) a material adverse effect on the Business, properties, assets, liabilities, results of operations, financial condition or prospects of Matrix, taken as a whole, but excluding any effect resulting from (a) general economic conditions or general effects on the industry in which Matrix is primarily engaged, (b) the public announcement of the transactions contemplated by this Agreement, or (c) action taken by Immucor or any of its Affiliates or representatives; or (ii) the assertion of one or more Claims or the occurrence of other events or circumstances regarding Intellectual Property which lead Immucor to determine in good faith that, if the Closing occurs, the amounts Immucor Protected Parties are reasonably likely to recover in respect of Covered IP Damages under Article XI of this Agreement will be materially less than the sum of (x) 80% of the amounts Immucor Protected Parties are reasonably likely to suffer or incur after the Closing  Date that would be Covered IP Damages, plus (y) 100% of the amounts Matrix has incurred after the date of this Agreement and is reasonably likely to incur on or prior to the Closing Date that would be Covered IP Damages.

“Matrix Option” means each option or warrant or other right to acquire shares of Matrix Capital Stock.

“Matrix Shareholders” has the meaning given such term in Section 2.2(a).

“Matrix Shareholders Agreements” has the meaning given such term in Section 5.9.

“Merger” has the meaning given such term in Section 1.1.

“Merger Sub” has the meaning given such term in the Preamble to the Agreement.

“Multi-Employer Plan” has the meaning given such term in Section 3.14(a)(iii).

“New Subsidiary” means BCT Holdings, LLC, a Delaware limited liability company.

“New Subsidiary License” means that certain license agreement to be entered into prior to the Closing by Matrix and the New Subsidiary with respect to certain of Matrix’s Intellectual Property Rights substantially in the form attached hereto as Exhibit B.

“Notice of Defense” has the meaning given such term in Section 11.5(b)(i).

“OGT Patents” means those patent and patent rights listed in Section 3.10 of the Disclosure Schedule.

“Option Cash Payment” has the meaning given such term in Section 1.7.

“Owned Matrix Intellectual Property” has the meaning given such term in Section 3.13(c).

“Participants” means current or former employees, officers, directors, independent contractors, leased employees, consultants or agents of Matrix or any ERISA Affiliate or their beneficiaries or dependents.

“Participating Option Holders” has the meaning given such term in Section 2.2(a).

“Party” or “Parties” has the meaning given such terms in the Preamble to the Agreement.

“Patents” means all issued patents, including design patents and utility patents, pending patent applications, and any and all reissues, divisions, continuations, continuations-in-part, continuing patent applications, reexaminations, and extensions thereof, any counterparts claiming priority therefrom, utility models, patents of importation/confirmation, certificates of invention, certificates of registration and like rights.

“Pending Claim” means any claim for the payment of Covered Damages to an Immucor Protected Party that is pending, including one as to which notice of facts giving rise to the claim has been given pursuant to Section 11.5(a).

“Pension/Profit-Sharing Plan” has the meaning given such term in Section 3.14(a)(i).

“Per Share Merger Consideration” means and includes the Series E Per Share Merger Consideration, Series D Per Share Merger Consideration, Series C Per Share Merger Consideration, Series B Per Share Merger Consideration, Series A Per Share Merger Consideration and Common Stock Per Share Merger Consideration, as applicable.

“Person” means any individual, sole proprietorship, partnership, joint venture, corporation, estate, trust, unincorporated organization, association, limited liability company, institution or other entity.

“Preferred Class Merger Votes” has the meaning given such term in Section 3.3(b).

“Preferred Stock Waivers” has the meaning given such term in Section 3.3(b).

“Price Adjustments” has the meaning given such term in Section 1.9(a).

“Prime Rate” means the prime rate as published in the “Money Rates” table of The Wall Street Journal on the first publication date of the calendar quarter in which a Covered Loss was incurred and on the first such day of each subsequent calendar quarter in which such Covered Loss is unpaid.

“Prior Transactions” has the meaning given such term in Section 3.30.

“Properties” has the meaning given such term in Section 3.16(b).

“Purchaser Delivered Agreements” has the meaning given such term in Section 4.2.

“Reasonable License” has the meaning given such term in Section 11.2(b)(iv).

“Required Merger Stockholder Votes” has the meaning given such term in Section 3.3(b).

“SEC “ means the U.S. Securities and Exchange Commission.

“Series A Per Share Merger Consideration” has the meaning given such term in Section 1.6(c)(vi).

“Series A Stock” has the meaning given such term in Section 3.2(a).

“Series B Per Share Merger Consideration” has the meaning given such term in Section 1.6(c)(v).

“Series B Stock” has the meaning given such term in Section 3.2(a).

“Series C Certificate of Designation” means the Certificate of Designation of Series C Convertible Preferred Stock of Matrix dated November 30, 2004, as amended.

“Series C Per Share Merger Consideration” has the meaning given such term in Section 1.6(c)(iv).

“Series C Share Evaluation” has the meaning given such term in Section 1.6(c)(iv).

“Series C Stock” has the meaning given such term in Section 3.2(a).

“Series D Certificate of Designation” means the Certificate of Designation of Series D Convertible Preferred Stock of Matrix dated May 26, 2005, as amended.

“Series D Per Share Merger Consideration” has the meaning given such term in Section 1.6(c)(iii).

“Series D Share Evaluation” has the meaning given such term in Section 1.6(c)(iii).

“Series D Stock” has the meaning given such term in Section 3.2(a).

“Series E Certificate of Designation” means the Certificate of Designation of Series E Convertible Preferred Stock of Matrix dated June 21, 2007, as amended.

“Series E Per Share Merger Consideration” has the meaning given such term in Section 1.6(c)(ii).

“Series E Share Evaluation” has the meaning given such term in Section 1.6(c)(ii).

“Series E Stock” has the meaning given such term in Section 3.2(a).

“Shareholders Agent Committee” has the meaning given such term in Section 10.1.

“Share Valuation” means and includes the Series E Share Valuation, Series D Share Valuation, Series C Share Valuation, Series A Share Valuation and Common Stock Share Valuation, as applicable.

“Specified Taxes” has the meaning given such term in Section 5.10(c).

“Straddle Period” has the meaning given such term in Section 5.10(b).

“Subsidiary” means, with respect to Matrix, any corporation or other organization, whether incorporated or unincorporated, of which at least fifty percent (50%) of the securities or interests having by the terms thereof voting power to elect at least fifty percent (50%) of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by Matrix.

“Surviving Corporation” has the meaning given such term in Section 1.1.

“Tax” or “Taxes” means and includes any and all taxes, fees, levies, assessments, duties, tariffs, imposts, and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including: domestic, central, local, state or other jurisdictional taxes or other charges on or with respect to income, estimated income, franchises, business, occupation, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs duties, tariffs, and similar charges.

“Tax Authority” has the meaning given such term in Section 3.15(b).

“Tax Return” means any return, report, or similar statement required to be filed with respect to any Tax (including any schedules or attachments thereto), including any information return, claim for refund, amended return or declaration of estimated Tax and any amendments to any of the foregoing.

“Third Party Claim” has the meaning given such term in Section 11.5(b)(i).

“Third Party Intellectual Property Licenses” has the meaning given such term in Section 3.13(b).

“Total Fund Shares” has the meaning given such term in Section 2.2(a).

“Total Option Cash Payments” has the meaning given such term in Section 1.7.

“Trade Secrets” means all trade secrets (including those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common law), and other material confidential or non-public business information, including ideas, formulas, compositions, technical documentation, operating manuals and guides, plans, designs, sketches, inventions, production molds, product specifications, equipment lists, engineering reports and drawings, architectural and engineering plans, manufacturing and production processes and techniques; computer software and/or hardware design, development, testing, support and maintenance techniques, methodologies, processes and/or procedures, drawings, specifications, plans, proposals, research records, inspection processes, invention records and technical data, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, licensing records, service and parts records, warranty records, maintenance records and similar records and all other know-how, whether or not protected by patent, copyright or trade secret law and rights to limit the use or disclosure of the foregoing.

“Trademarks” means all trademarks, service marks, logos, brand names, certification marks, trade dress, assumed names, trade names and other indications of origin and the goodwill associated with the foregoing.

“Transaction Document” has the meaning given such term in Section 10.2(a).

“USCIS” means U.S. Citizenship and Immigration Services.

“USPTO” means U.S. Patent and Trademark Office.

[signatures on next page]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed as of the date first above written.

IMMUCOR:

IMMUCOR, INC.

By:	/s/ Gioacchino DeChirico
Gioacchino DeChirico
President and CEO

MERGER SUB:

MATRIX ACQUISITION COMPANY, INC.

By:	/s/ Gioacchino DeChirico
Gioacchino DeChirico
President

MATRIX:

BIOARRAY SOLUTIONS, LTD.

By:	/s/ Michael Seul
Michael Seul, Ph.D.
CEO

SHAREHOLDERS AGENT COMMITTEE:

/s/ William Gedale
William Gedale

/s/ Daniel Vapnek
Daniel Vapnek

/s/ Michael Seul
Michael Seul, Ph.D.